Exhibit 99.1

SASOL LIMITED GROUP

CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2022

CONTENT

SASOL ANNUAL FINANCIAL STATEMENTS 2022 1

INCOME STATEMENT

for the year ended 30 June

		2022	2021	2020
	Note	Rm	Rm	Rm
Turnover	2	275 738	201 910	190 367
Materials, energy and consumables used	3	(126 991)	(85 370)	(90 109)
Selling and distribution costs		(8 677)	(8 026)	(8 388)
Maintenance expenditure		(13 322)	(12 115)	(10 493)
Employee-related expenditure	4	(32 455)	(32 848)	(30 667)
Exploration expenditure and feasibility costs		(366)	(295)	(608)
Depreciation and amortisation		(14 073)	(17 644)	(22 327)
Other expenses and income		(31 468)	(6 589)	(27 376)
Translation gains/(losses)	5	693	5 510	(6 542)
Other operating expenses and income	6	(32 161)	(12 099)	(20 834)
Equity accounted profits/(losses), net of tax	21	3 128	814	(347)
Operating profit before remeasurement items		51 514	39 837	52
Remeasurement items affecting operating profit	9	9 903	(23 218)	(111 978)
Earnings/(loss) before interest and tax (EBIT/(LBIT))		61 417	16 619	(111 926)
Finance income	7	1 020	856	922
Finance costs	7	(6 896)	(6 758)	(7 303)
Earnings/(loss) before tax		55 541	10 717	(118 307)
Taxation	12	(13 869)	(185)	26 390
Earnings/(loss) for the year		41 672	10 532	(91 917)
Attributable to
Owners of Sasol Limited		38 956	9 032	(91 754)
Non-controlling interests in subsidiaries		2 716	1 500	(163)
		41 672	10 532	(91 917)

		Rand	Rand	Rand
Per share information
Basic earnings/(loss) per share	8	62,34	14,57	(148,49)
Diluted earnings/(loss) per share	8	61,36	14,39	(148,49)

The notes on pages 7 to 120 are an integral part of these Consolidated Financial Statements.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 2

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June

	2022	2021	2020
	Rm	Rm	Rm
Earnings/(loss) for the year	41 672	10 532	(91 917)
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	(92)	(16 246)	24 123
Effect of translation of foreign operations	7 026	(13 741)	26 720
Effect of cash flow hedges[1]	1 110	1 072	(2 192)
Foreign currency translation reserve on disposal of business reclassified to the income statement[2]	(8 024)	(3 388)	(801)
Tax on items that can be subsequently reclassified to the income statement[3]	(204)	(189)	396
Items that cannot be subsequently reclassified to the income statement	1 616	623	(205)
Remeasurement on post-retirement benefit obligation	2 415	834	(147)
Fair value of investments through other comprehensive income	(54)	(12)	(112)
Tax on items that cannot be subsequently reclassified to the income statement	(745)	(199)	54

Total comprehensive income/(loss) for the year	43 196	(5 091)	(67 999)
Attributable to
Owners of Sasol Limited	40 485	(6 578)	(67 865)
Non-controlling interests in subsidiaries	2 711	1 487	(134)
	43 196	(5 091)	(67 999)
1	Refer to note 39 for detailed disclosure on the interest rate swap.
2	Includes the reclassification of the foreign currency translation reserve relating to the divestment of Canada, R4,9 billion and the disposal of European wax business R2,9 billion.
3	The amount pertains mainly to the cash flow hedge.

The notes on pages 7 to 120 are an integral part of these Consolidated Financial Statements.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 3

STATEMENT OF FINANCIAL POSITION

at 30 June

		2022	2021
	Note	Rm	Rm
Assets
Property, plant and equipment	19	221 308	198 021
Right of use assets	17	12 629	12 903
Goodwill and other intangible assets		3 051	2 482
Equity accounted investments	21	12 684	10 142
Other long-term investments		2 024	1 896
Post-retirement benefit assets	34	633	591
Long-term receivables and prepaid expenses	20	3 210	4 224
Long-term financial assets	39	555	809
Deferred tax assets	14	31 198	24 511
Non-current assets		287 292	255 579
Inventories	24	41 110	29 742
Tax receivable	13	732	1 113
Trade and other receivables	25	46 671	30 933
Short-term financial assets	39	313	1 514
Cash and cash equivalents	28	43 140	31 231
Current assets		131 966	94 533
Assets in disposal groups held for sale	11	290	10 631
Total assets		419 548	360 743
Equity and liabilities
Shareholders’ equity		188 623	146 489
Non-controlling interests		4 574	5 982
Total equity		193 197	152 471
Long-term debt	16	82 500	97 137
Lease liabilities	17	14 266	13 906
Long-term provisions	32	16 550	16 164
Post-retirement benefit obligations	34	10 063	13 297
Long-term deferred income		372	400
Long-term financial liabilities	39	276	2 011
Deferred tax liabilities	14	10 549	7 793
Non-current liabilities		134 576	150 708
Short-term debt*	18	24 184	7 337
Short-term provisions	33	3 144	5 064
Tax payable	13	3 142	806
Trade and other payables	26	53 555	36 670
Short-term deferred income		724	576
Short-term financial liabilities	39	6 851	3 162
Bank overdraft	28	173	243
Current liabilities		91 773	53 858
Liabilities in disposal groups held for sale	11	2	3 706
Total equity and liabilities		419 548	360 743
*	Includes short-term portion of long-term debt and lease liabilities.

The notes on pages 7 to 120 are an integral part of these Consolidated Financial Statements.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 4

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June

		Share-		Foreign	Cash flow	Remeasurement
	Share	based	Investment	currency	hedge	on post-			Non-
	capital	payment	fair value	translation	accounting	retirement	Retained	Shareholders’	controlling	Total
	Note 15	reserve	reserve	reserve	reserve	benefits	earnings	equity	interests	equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2019	9 888	410	132	29 978	—	(2 204)	179 020	217 224	5 885	223 109
Adjustment on initial application of IFRS 16, net of tax*	—	—	—	—	—	—	(290)	(290)	—	(290)
Balance at beginning of period	9 888	410	132	29 978	—	(2 204)	178 730	216 934	5 885	222 819
Movement in share-based payment reserve	—	1 938	—	—	—	—	—	1 938	—	1 938
Share-based payment expense	—	878	—	—	—	—	—	878	—	878
Sasol Khanyisa transaction	—	1 068	—	—	—	—	—	1 068	—	1 068
Deferred tax	—	(8)	—	—	—	—	—	(8)	—	(8)
Long-term incentives vested and settled	—	(614)	—	—	—	—	614	—	—	—
Total comprehensive (loss)/income for the year	—	—	(83)	25 871	(1 771)	(128)	(91 754)	(67 865)	(134)	(67 999)
loss	—	—	—	—	—	—	(91 754)	(91 754)	(163)	(91 917)
other comprehensive income for the year	—	—	(83)	25 871	(1 771)	(128)	—	23 889	29	23 918
Dividends paid	—	—	—	—	—	—	(31)	(31)	(810)	(841)
Balance at 30 June 2020	9 888	1 734	49	55 849	(1 771)	(2 332)	87 559	150 976	4 941	155 917
Liquidation of businesses	—	—	—	—	—	—	148	148	—	148
Taxation impact on disposal of investment	—	—	—	—	—	—	44	44	—	44
Movement in share-based payment reserve	—	1 945	—	—	—	—	—	1 945	—	1 945
Share-based payment expense (refer note 35)	—	1 927	—	—	—	—	—	1 927	—	1 927
Deferred tax	—	18	—	—	—	—	—	18	—	18
Long-term incentives vested and settled	—	(890)	—	—	—	—	890	—	—	—
Sasol Khanyisa Tier 1 transaction vested and settled	—	(1 889)	—	—	—	—	1 889	—	—	—
Total comprehensive (loss)/income for the year	—	—	(10)	(17 097)	864	633	9 032	(6 578)	1 487	(5 091)
profit	—	—	—	—	—	—	9 032	9 032	1 500	10 532
other comprehensive loss for the year	—	—	(10)	(17 097)	864	633	—	(15 610)	(13)	(15 623)
Dividends paid	—	—	—	—	—	—	(46)	(46)	(446)	(492)
Balance at 30 June 2021	9 888	900	39	38 752	(907)	(1 699)	99 516	146 489	5 982	152 471
Disposal of businesses	—	—	—	—	—	456	(4)	452	(3 141)	(2 689)
Other movements	—	—	—	—	—	—	(72)	(72)	(119)	(191)
Movement in share-based payment reserve	—	1 318	—	—	—	—	—	1 318	—	1 318
Share-based payment expense (refer note 35)	—	1 164	—	—	—	—	—	1 164	—	1 164
Deferred tax	—	154	—	—	—	—	—	154	—	154
Long-term incentives vested and settled	—	(904)	—	—	—	—	904	—	—	—
Total comprehensive (loss)/income for the year	—	—	(35)	(999)	907	1 656	38 956	40 485	2 711	43 196
profit	—	—	—	—	—	—	38 956	38 956	2 716	41 672
other comprehensive loss for the year	—	—	(35)	(999)	907	1 656	—	1 529	(5)	1 524
Dividends paid	—	—	—	—	—	—	(49)	(49)	(859)	(908)
Balance at 30 June 2022	9 888	1 314	4	37 753	—	413	139 251	188 623	4 574	193 197
*

The adjustment on initial application of IFRS 16 'Leases' relates to the derecognition of the IAS 17 finance lease of Oxygen Train 17 and the recognition of the embedded derivative in the Oxygen Train 17 agreement with Air Liquide.

The notes on pages 7 to 120 are an integral part of these Consolidated Financial Statements.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 5

STATEMENT OF CASH FLOWS

for the year ended 30 June

		2022	2021	2020
	Note	Rm	Rm	Rm
Cash receipts from customers		266 324	194 712	196 798
Cash paid to suppliers and employees		(210 186)	(149 598)	(154 414)
Cash generated by operating activities	29	56 138	45 114	42 384
Dividends received from equity accounted investments		3 043	37	208
Finance income received	7	986	837	792
Finance costs paid[1]	7	(5 478)	(6 173)	(7 154)
Tax paid	13	(13 531)	(5 280)	(5 659)
Cash available from operating activities		41 158	34 535	30 571
Dividends paid	31	(49)	(46)	(31)
Dividends paid to non-controlling shareholders in subsidiaries		(859)	(446)	(810)
Cash retained from operating activities		40 250	34 043	29 730
Additions to non-current assets		(23 269)	(18 214)	(41 935)
additions to property, plant and equipment	19	(22 593)	(15 945)	(35 145)
additions to other intangible assets		(120)	(3)	(19)
decrease in capital project related payables		(556)	(2 266)	(6 771)
Cash movements in equity accounted investments		(67)	—	(284)
Proceeds on disposals and scrappings	10	8 484	43 214	4 285
Movement in assets held for sale[2]		(549)	(427)	—
Acquisition of interest in equity accounted investments	21	(56)	—	(512)
Purchase of investments		(95)	(124)	(121)
Proceeds from sale of investments		26	168	483
Decrease/(increase) in long-term receivables		449	476	(466)
Cash (used in)/received from investing activities		(15 077)	25 093	(38 550)
Proceeds from long-term debt[3]	16	88	26 057	36 487
Repayment of long-term debt[4]	16	(12 086)	(61 454)	(28 335)
Payment of lease liabilities	17	(2 264)	(2 180)	(2 061)
Repayment of debt held for sale		(704)	(980)	—
Proceeds from short-term debt[5]	18	28	9	19 998
Repayment of short-term debt[5]	18	(15)	(19 717)	(977)
Cash (used in)/generated by financing activities		(14 953)	(58 265)	25 112
Translation effects on cash and cash equivalents		1 759	(2 916)	3 607
Increase/(decrease) in cash and cash equivalents		11 979	(2 045)	19 899
Cash and cash equivalents at the beginning of year		30 988	34 094	15 819
Reclassification to disposal groups held for sale and other long-term investments		—	(1 061)	(1 624)
Cash and cash equivalents at the end of the year	28	42 967	30 988	34 094
1	Included in finance costs paid are amounts capitalised to assets under construction a class of Property, plant and equipment. Refer note 7.
2

Included in the 2022 movement is R1 billion cash disposed of as part of the ROMPCO transaction. ROMPCO was classified as a disposal group held for sale at 30 June 2021 and sold during the year, refer note 11. 2021 relates to additions to the Air Separation Units disposal group held for sale at 30 June 2020.

3	2021: Relates mainly to the R23,1 billion (US$1,5 billion) bonds issued in March 2021; 2020: Relate to loan amounts raised to fund US growth projects.
4

Current year relates mainly to repayments on the revolving credit facility (RCF). 2021 relates mainly to the repayment of term loans of R5,4 billion (US$350 million), as well as repayments on the RCF in Sasol Financing International of R55,4 billion (US$3,6 billion) (2020: R23,5 billion, US$1,5 billion).

5	In November 2019 Sasol secured a R17 billion (US$1 billion) syndicated loan facility. The proceeds in 2020 and repayment in 2021 mainly relate to this syndicated loan.

The notes on pages 7 to 120 are an integral part of these Consolidated Financial Statements.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 6

NOTES TO THE FINANCIAL STATEMENTS

Segment information	9
Statement of compliance	14

SOURCES OF CAPITAL	46

Equity	47
Share capital	47

Funding activities and facilities	48
Long-term debt	48
Leases	51
Short-term debt	55

SASOL ANNUAL FINANCIAL STATEMENTS 2022 7

PROVISIONS AND RESERVES	73

Provisions	74
Long-term provisions	74
Short-term provisions	75
Post-retirement benefit obligations	77

Reserves	87
Share-based payment reserve	87

OTHER DISCLOSURES	91

Contingent liabilities	92
Related party transactions	98
Subsequent events	100
Financial risk management and financial instruments	101

SASOL ANNUAL FINANCIAL STATEMENTS 2022 8

SEGMENT INFORMATION

										Chemicals			Chemicals			Chemicals
	Mining			Gas			Fuels			Africa			America			Eurasia			Corporate Centre			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Income statement
External turnover	6 370	2 025	1 343	7 789	7 321	8 350	100 988	59 393	60 816	64 054	58 260	51 600	41 496	29 358	28 721	55 011	45 539	39 537	30	14	—	275 738	201 910	190 367
Total turnover	24 386	21 704	19 891	11 941	10 990	12 419	102 964	60 649	62 553	67 275	60 597	54 310	41 926	29 360	28 809	55 419	46 038	39 989	56	26	30	303 967	229 364	218 001
Intersegmental turnover	(18 016)	(19 679)	(18 548)	(4 152)	(3 669)	(4 069)	(1 976)	(1 256)	(1 737)	(3 221)	(2 337)	(2 710)	(430)	(2)	(88)	(408)	(499)	(452)	(26)	(12)	(30)	(28 229)	(27 454)	(27 634)
Equity accounted profits, net of tax	(1)	(3)	(2)	(4)	—	—	3 043	742	(347)	90	83	21	—	—	—	—	1	—	—	(9)	(19)	3 128	814	(347)
Earnings/(loss) before interest and tax	3 456	3 227	2 756	14 622	6 656	5 527	27 959	(18 170)	(11 609)	24 072	6 957	(17 035)	981	8 116	(77 556)	7 552	4 680	(894)	(17 225)	5 153	(13 115)	61 417	16 619	(111 926)
Remeasurement items*	228	46	113	(8 499)	(655)	(30)	217	23 196	11 990	(1 343)	7 889	24 122	2 807	(7 336)	73 166	(2 965)	(86)	2 387	(348)	164	230	(9 903)	23 218	111 978
Depreciation and amortisation	2 230	2 223	2 080	500	1 463	2 002	1 468	3 401	4 809	3 667	4 461	5 649	3 917	3 637	5 085	1 576	1 687	1 821	715	772	881	14 073	17 644	22 327
Statement of cash flows
Additions to non-current assets**	2 552	2 704	2 859	2 569	711	1 539	6 325	3 549	5 232	7 308	5 508	6 845	1 909	1 152	15 654	1 402	1 796	2 158	648	528	877	22 713	15 948	35 164
*	Excludes equity accounted investments.
**	Excludes capital project related payables.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 9

GEOGRAPHIC SEGMENT INFORMATION

	South Africa			Rest of Africa			United States			Rest of North America			Europe			Rest of World			Total operations
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
External turnover*	133 403	84 844	84 528	9 428	8 853	7 776	44 080	31 247	28 295	5 231	4 183	3 758	58 177	48 529	44 280	25 419	24 254	21 730	275 738	201 910	190 367
Earnings/(loss) before interest and tax**	29 305	(7 523)	(37 029)	1 985	4 541	1 821	4 644	9 616	(75 827)	5 219	646	(481)	12 406	5 354	105	7 858	3 985	(515)	61 417	16 619	(111 926)
Tax paid	11 739	6 622	3 138	1 032	955	1 607	36	(3 340)	20	—	—	—	657	997	854	67	46	40	13 531	5 280	5 659
Non-current assets***	90 524	76 070	106 922	15 041	14 116	18 896	123 618	113 088	106 371	—	—	1 329	16 161	16 748	18 948	10 117	10 455	11 968	255 461	230 477	264 434
*	The analysis of turnover is based on the location of the customer.
**	Includes equity accounted profits/(losses) remeasurement items.

*** Excludes deferred tax assets and post-retirement benefit assets.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 10

REPORTING SEGMENTS

The group’s operating model comprises of two distinct businesses, Energy and Chemicals. The Energy business manages the marketing and sales of all fuel, coal, gas and oil products in Southern Africa. The Chemicals business includes the marketing and sales of all chemical products in Africa, America and Eurasia. The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer. The Energy business reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. The Chemicals business reportable segments are differentiated by the regions in which they operate. The group has six main reportable segments that reflect the structure used by the President and Chief Executive Officer to make key operating decisions and assess performance. The group evaluates the performance of its reportable segments based on earnings before interest and tax (EBIT).

Energy business

The Energy business operates integrated value chains with feedstock sourced from the Mining and Gas operating segments and processed at our operations in Secunda, Sasolburg and Natref. There are also associated assets outside South Africa which include the Pande-Temane Petroleum Production Agreement (PPA) in Mozambique and ORYX GTL (gas to liquids) in Qatar.

MINING

Mining is responsible for securing coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. Coal is sold for gasification and utility purposes to Secunda Operations, for utility purposes to Sasolburg Operations and to third parties in the export market. Coal is supplied to Secunda Operations on arms-length terms and to Sasolburg operations based on a long-term supply contract with inflation linked escalation. The price of export coal is based on the Free on Board Richards Bay index.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Control passes to the customer
On delivery	At the point in time when the coal is delivered to the customer.

Free on Board	At the point in time when the coal is loaded onto the vessel at Richards Bay Coal Terminal; the customer is responsible for shipping and handling costs.

GAS

The Gas segment reflects the upstream feedstock, transport of gas through the ROMPCO pipeline, and external natural and methane rich gas sales.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 11

Mozambican gas is sold under long-term contracts to the Sasol operations and to external customers. Condensate is sold on short-term contracts. In South Africa, gas is sold under long-term contracts at a price determinable from the supply agreements in accordance with the pricing methodology used by the National Energy Regulator of South Africa (NERSA). Analysis of gas and tests of the specifications and content are performed prior to delivery. Turnover from all gas sales is recognised on delivery.

Delivery terms	Control passes to the customer

On-delivery	At the point in time when the:
• Gas reaches the inlet coupling of the customer’s pipeline.
• Condensate is loaded onto the customer’s truck.

These are the points when the customer controls the gas, condensate or oil, or directs the use of it. The customer is responsible for transportation and handling costs in terms of gas, condensate and oil.

FUELS

The Fuels segment comprises the sales and marketing of liquid fuels produced in South Africa. Sasol supplies approximately 40% of South Africa's domestic fuel need through retail and wholesale channels. Liquid fuels are blended from fuel components produced by the Secunda Operations, crude oil refined at Natref, as well as some products purchased from other refiners. Liquid fuel products are sold under both short- and long-term agreements for both retail sales and commercial sales, including sales to other oil companies.

Liquid fuel prices are mainly driven by the Basic Fuel Price (BFP). Sales through wholesale is at BFP plus costs such as transportation and storage. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover is recognised as follows:

Delivery terms	Control passes to the customer:

On-delivery	At the point in time when the fuel is delivered onto the rail tank car, road tank truck or into the customer pipeline.
Free Carrier	At the point in time when the goods are unloaded to the port of shipment; Sasol is not responsible for the freight and insurance.
Carriage Paid To

Products: At the point in time when the product is delivered to a specified location or main carrier.

Freight: Over the period of transporting the goods to the customer’s nominated place – where the seller is responsible for freight costs, which are included in the contract.

The Fuels business also develops, implements and manages the group’s international business ventures based on Sasol’s proprietary gas-to-liquids (GTL) technology. Sasol holds 49% in ORYX GTL in Qatar.

Chemicals business

Chemical products are grouped into Advanced Materials, Base Chemicals, Essential Care Chemicals and Performance Solutions.

The Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised in accordance with the related contract terms, at the point at which control transfers to the customer and prices are determinable and collectability is probable.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 12

The point of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Control passes to the customer:

Ex-tank sales	At the point in time when products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.

Ex-works	At the point in time when products are loaded into the customer’s vehicle or unloaded at the seller’s premises.

Carriage Paid To (CPT); Cost Insurance Freight (CIF); Carriage and Insurance Paid (CIP); and Cost Freight Railage (CFR)	Products — CPT: At the point in time when the product is delivered to a specified location or main carrier.

Products — CIF, CIP and CFR: At the point in time when the products are loaded into the transport vehicle.

Carriage, freight and insurance: Over the period of transporting the products to the customer’s nominated place — where the seller is responsible for carriage, freight and insurance costs, which are included in the contract.

Free on Board	At the point in time when products are loaded into the transport vehicle; the customer is responsible for shipping and handling costs.

Delivered at Place	At the point in time when products are delivered to and signed for by the customer.

Consignment Sales	As and when products are consumed by the customer.

CORPORATE CENTRE

The Corporate Centre includes head office and centralised treasury operations.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 13

1	Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the South African Companies Act, 2008. The consolidated financial statements were approved for issue by the Board of Directors on 31 August 2022 and will be presented to shareholders at the Annual General Meeting on 18 November 2022.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million.

The consolidated financial statements are prepared on the going concern basis.

Climate change

Climate change is a defining challenge of our time, with impacts threatening our critical ecosystems, habitats and resources. Sasol supports the Paris Agreement and its calls for higher ambition to reduce the impact of emissions on the planet. We have deepened our commitment to this cause through our updated and newly-developed roadmaps, targets and ambition for the short, medium and long term. In September 2021, we launched our 2050 net zero emissions ambition and Future Sasol strategy, which places us on a trajectory towards a significantly reduced GHG emissions profile. We have set a target to achieve a 30% reduction of scope 1 and 2 emissions for our Energy and International Chemicals business and a 20% emission reduction from the use of energy products for our Energy business by 2030 as we progress towards our Net Zero ambition by 2050 for all operations. Where reasonable and supportable, management has considered the impact of these 2030 targets on a number of key estimates within the financial statements including the estimates of future cash flows used in impairment assessments of non-current assets (refer to note 9), useful lives of property, plant and equipment (refer to note 19), capital commitments (refer to note 19), the estimates of future profitability used in our assessment of the recoverability of deferred tax assets (refer to note 14) and the timing and amount of environmental obligations (refer to note 32).

IBOR reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group’s remaining exposure to IBORs arise from the US Dollar-denominated term loan and revolving credit facilities which reference the variable 3-month US dollar London Interbank Overnight Rate (LIBOR). On 29 September 2021 the Financial Conduct Authority (FCA) confirmed that it expects that the 3-month US dollar settings will continue to be published based on the current ‘panel bank’ LIBOR methodology, and on a representative basis, until end-June 2023.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 14

1	Statement of compliance continued

As a result, the contractual arrangements relating to the term loan and revolving credit facilities were amended to replace the US dollar LIBOR with the Secured Overnight Financing Rate (SOFR) effective 15 March 2022. The transition also entailed the addition of a fixed credit adjustment spread to the SOFR and new fallback clauses. The fixed credit adjustment spread is based on the rate published by Bloomberg Index Services Limited following the FCA‘s Cessation Announcement on 5 March 2021.

The Group has applied the relief of ‘Interest Rate Benchmark Reform – Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’ (IBOR reform Phase 2) to these contract amendments. The reliefs apply upon the transition of a financial instrument from an IBOR to a risk-free-rate (RFR). Changes to the basis for determining contractual cash flows as a result of interest rate benchmark reform are required as a practical expedient to be treated as changes to a floating interest rate, provided that the transition from the IBOR benchmark rate to RFR takes place on an economically equivalent basis.

The group entered into seven interest rate swaps in July 2019 to hedge its exposure to the variable USD LIBOR. The interest rate swaps were designated as hedging instruments in a cash flow hedge. Effective 15 March 2022, two of the swaps were transitioned to SOFR on the same basis as for the above debt instruments. The group applied the reliefs provided by IBOR reform Phase 2 that allow the Group’s hedging relationships to continue upon the replacement of an existing interest rate benchmark with an RFR. For the remaining swaps, the Phase 1 amendments allowed hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments are amended as a result of the interest rate benchmark reform. Hedge ineffectiveness arising from the impacts of the reform was immaterial and has been fully recognised in profit or loss.

In June 2022, all of the interest rate swaps were terminated. Refer to note 39. As at 30 June 2022 the group has no remaining exposure to LIBOR.

The group also has exposure to the Johannesburg Interbank Average Rate (JIBAR). The South African Reserve Bank has indicated their intention to move away from JIBAR and to create an alternative reference rate for South Africa. This reform is at various stages globally, and a suitable alternate for South Africa is only expected to be announced in a few years' time. Accordingly, there is uncertainty surrounding the timing and manner in which the transition would occur and how this would affect various financial instruments held by the group.

The group's corporate treasury function monitors and manages the group's transition to alternative rates and evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The group's corporate treasury function reports to the board of directors and collaborates with other business functions as needed.

Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2021. These accounting policies are consistently applied throughout the group.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 15

1	Statement of compliance continued

Reportable irregularity raised by independent auditor

A management review was commissioned following the revisions to the Energy production volume forecast issued on 14 December 2021. The objective of the independent review was to assess the current governance framework in place over the production volume forecasting process, integrated planning and performance management process within the Energy business and the resultant input into the forecast process, the effectiveness thereof (including a detailed root cause analysis) and recommendations for improvement.

Sasol’s independent auditor, PricewaterhouseCoopers Incorporated (PwC), reported a reportable irregularity as defined in the Auditing Profession Act number 26 of 2005 (RI) to the Independent Regulatory Board for Auditors in South Africa. PwC has concluded that the act or omission has been remediated, is no longer continuing and that adequate steps have been taken for the prevention or recovery of any loss as a result thereof. The RI had no impact on the financial results for the six months ended 31 December 2021. PwC expressed an unmodified review opinion on the condensed consolidated interim financial statements for the six months ended 31 December 2021 and unmodified audit opinion at 30 June 2022.

The RI pertained to the revision to the Energy production volume forecast. The Board has put the necessary corrective actions in place including, but not limited to, structural changes and enhanced internal controls and governance processes, and has concluded that the RI has been closed.

Accounting standards, amendments and interpretations issued which are relevant to the group, but not yet effective

The group continuously evaluates the impact of new accounting standards, amendments to accounting standards and interpretations. It is expected that where applicable, these standards and amendments will be adopted on each respective effective date as indicated below. The new accounting standards and amendments to accounting standards issued which are relevant to the group, but not yet effective on 30 June 2022, include:

Amendment to IAS 16 ‘Property, plant and equipment’

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for the group’s reporting period beginning on 1 July 2022 and will be applied retrospectively to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the group first applies the amendments. The amendments are not expected to result in a material restatement of previously reported amounts.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 16

1	Statement of compliance continued

Amendments to IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’

The amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs (e.g. the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g. depreciation of equipment used to fulfil the contract). The amendments are effective for the group’s reporting period beginning on 1 July 2022. The effect of the implementation of the standard will not have a material impact on the group’s results.

IFRS 17 ‘Insurance Contracts’

IFRS 17 supersedes IFRS 4 ‘Insurance Contracts’ which currently permits a wide variety of practices in accounting for insurance contracts. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance) regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. IFRS 17 is effective for the group’s reporting period starting on 1 July 2023, with comparative figures required. The effect of the implementation of the new standard is ongoing but is not expected to have a material impact on the group’s results.

Amendments to IAS 1 ‘Presentation of Financial Statements’

The amendments provide guidance on the classification of liabilities as current or non-current in the statement of financial position and does not impact the amount or timing of recognition of any asset, liability, income or expenses, or the information that entities disclose about those items. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in place at the end of the reporting period which enable the reporting entity to defer settlement by at least twelve months. The amendments further make it explicit that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments are effective for the group from 1 July 2023, will be applied retrospectively and are not expected to significantly impact the group.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 17

EARNINGS GENERATED FROM OPERATIONS

SASOL ANNUAL FINANCIAL STATEMENTS 2022 18

OPERATING AND OTHER ACTIVITIES

2	Turnover

	2022	2021	2020
for the year ended 30 June	Rm	Rm	Rm
Revenue by major product line
Energy business	108 990	65 676	67 415
Coal[1]	6 370	2 025	1 343
Liquid fuels and crude oil[2]	96 036	58 265	60 119
Gas (methane rich and natural gas) and condensate[3]	6 584	5 386	5 953
Chemicals business	160 407	133 136	119 840
Advanced materials[4]	7 249	7 380	7 200
Base chemicals[5]	51 223	45 684	40 262
Essential care[6]	62 989	44 314	40 112
Performance solutions[7]	38 946	35 758	32 266
Other (Technology, refinery services)[8]	2 550	2 288	2 313
Revenue from contracts with customers	271 947	201 100	189 568
Revenue from other contracts[9]	3 791	810	799
Total external turnover	275 738	201 910	190 367
1	Derived from Mining segment.
2	Derived from Fuels segment.
3	Derived primarily from Gas segment.
4

Approximately 25% (2021 – 37%; 2020 – 29%) of revenue from advanced materials is derived from Chemicals Africa while 58% (2021 - 52%; 2020 - 56%) is derived from Chemicals Eurasia and the remaining revenue is derived from Chemicals America.

5

Approximately 64% (2021 – 59%; 2020 – 59%) of revenue from base chemicals is derived from Chemicals Africa while 36% (2021 – 33%; 2020 – 29%) is derived from Chemicals America and the remaining revenue is derived from Chemicals Eurasia.

6

Approximately 68% (2021 & 2020 - 70%) of revenue from essential care products is derived from Chemicals Eurasia while approximately 30% is derived from Chemicals America and the remaining revenue in 2022 was derived from Chemicals Africa.

7

Approximately 21% (2021: 22% & 2020: 20%) of revenue from performance solutions is derived from Chemicals Eurasia while approximately 71% (2021 & 2020 - 75%) is derived from Chemicals Africa and 8% (2021: 3% & 2020: 6%) is derived from Chemicals America. 2021 and 2020 percentages were updated based on volumes.

8	Relates primarily to the Gas and Fuels segments.
9	Relates to the Fuels segment and includes franchise rentals, use of fuel tanks, fuel storage and Sasol Oil slate.

Accounting policies:

Revenue from contracts with customers is recognised when the control of goods or services has transferred to the customer through the satisfaction of a performance obligation. Group performance obligations are satisfied at a point in time and over time, however the group mainly satisfies its performance obligations at a point in time. For further information on revenue recognition, refer to Segment information on pages 11 to 13.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 19

2	Turnover continued

Revenue recognised reflects the consideration that the group expects to be entitled to for each distinct performance obligation after deducting indirect taxes, rebates and trade discounts and consists primarily of the sale of fuels,oil, natural gas and chemical products, services rendered, license fees and royalties. The group allocates revenue based on stand-alone selling prices.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

Revenue from arrangements that are not considered contracts with customers, mainly pertaining to franchise rentals, use of fuel tanks and fuel storage, is presented as revenue from other contracts.

The period between the transfer of the goods and services to the customer and the payment by the customer does not exceed 12 months and the group does not adjust for time value of money.

3	Materials, energy and consumables used*

	2022	2021	2020
for the year ended 30 June	Rm	Rm	Rm
Cost of raw materials	103 599	71 016	78 030
Cost of energy and other consumables used in production process	23 392	14 354	12 079
	126 991	85 370	90 109

*Increase relates mainly to the increase in feedstock, electricity and gas prices. Included in Materials, energy and consumables used is carbon taxes of R1,1 billion (2021: R1,2 billion; 2020: R0,6 billion)

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

Purchase commitments*

	2022	2021	2020
for the year ended 30 June	Rm	Rm	Rm
Contractual obligations**
Within one year	50 642	28 603	23 782
One to five years	67 042	39 977	36 092
More than five years	81 240	73 283	80 131
	198 924	141 863	140 005

*During the year a misstatement was identified in the calculation of the purchase commitment disclosure in relation to our long-term gas purchase agreements. Purchase commitments presented as R131 992 million have been revised by R9 871 million to R141 863 million for 2021. Purchase commitments for 2020 presented as R129 846 million have been revised by R10 159 million to R140 005 million. Management concluded that the revision is not material to the financial statements.

**The increase in purchase commitments is mainly due to the increase in the cost of raw material, the effect of the weakening exchange rate, as well as the inclusion of commitments with our new associate, ROMPCO (R25,4 billion).

SASOL ANNUAL FINANCIAL STATEMENTS 2022 20

3	Materials, energy and consumables used* continued

The group enters into off-take agreements in the ordinary course of business, the most significant of which relates to oxygen supply agreements for Secunda Operations of R86 528 million (2021: R85 013 million) and ORYX GTL of R2 116 million (2021: R1 748 million) for a contracted minimum off-take gas volume. The Oxygen Train 17 oxygen supply agreement runs until 2037, with an option to renew the contract until 2050. The renewal option is not taken into account in the calculation of the commitments. The Oxygen Trains 1 - 16 arrangement is managed through various agreements, including the Gas Sales Agreement (GSA), Utilities Agreement and a suite of other contracts. In terms of the Utilities Agreement, Sasol is contractually bound to buy oxygen and other derivative gasses from Air Liquide annually, while Air Liquide is bound to buy utilities from Sasol for the same amount for 15 years.

4	Employee-related expenditure

		2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm
Analysis of employee costs
Labour		32 141	31 683	30 266
salaries, wages and other employee-related expenditure		30 068	29 786	27 964
post-retirement benefits[1]		2 073	1 897	2 302
Share-based payment expenses		1 139	1 905	1 741
equity-settled	35	1 164	1 927	1 946
cash-settled		(25)	(22)	(205)
Total employee-related expenditure		33 280	33 588	32 007
Costs capitalised to projects		(825)	(740)	(1 340)
Per income statement		32 455	32 848	30 667
1	Employer contributions to the retirement funds were suspended for the period 1 May 2020 to 31 July 2020. These were then reinstated in FY21 due to Sasol’s improved liquidity position.

The total number of permanent and non-permanent employees, in approved positions, including the group’s share of employees within joint operation entities and excluding contractors, joint ventures’ and associates’ employees, is analysed below:

	2022	2021	2020
for the year ended 30 June	Number	Number	Number
Permanent employees	28 279	28 725	30 670
Non-permanent employees	351	224	331
	28 630	28 949	31 001

5	Translation gains/(losses)

	2022	2021	2020
for the year ended 30 June	Rm	Rm	Rm
Arising from
Trade and other receivables	456	(1 233)	1 275
Trade and other payables	147	158	(891)
Foreign currency loans*	(785)	6 318	(6 946)
Other	875	267	20
	693	5 510	(6 542)
*

Relates to intergroup exposure on foreign currency loans. During the current year a significant repayment was made on the loan provided by Sasol Financing International to Sasol Investment Company for the partial funding of the LCCP with US dollar funds.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 21

6	Other operating expenses and income

	2022	2021	2020
for the year ended 30 June	Rm	Rm	Rm
Insurance	710	739	681
Computer costs	2 745	2 563	2 469
Hired labour	694	565	844
Audit remuneration	131	136	144
Derivative losses/(gains) (including foreign exchange contracts)[1]	18 325	(2 282)	6 997
Professional fees[2]	1 916	2 828	2 067
Changes in rehabilitation provisions[3]	866	(361)	(2 078)
Expected credit losses (released)/raised	(39)	(87)	418
Other expenses	9 847	10 022	10 738
Other operating income[4]	(3 034)	(2 024)	(1 446)
	32 161	12 099	20 834
1	Relates mainly to the group's hedging activities. Refer to page 115.
2	The 2021 increase relates mainly to standby underwriters fees, legal fees and other cost incurred in relation to the potential rights issue which was announced on 17 March 2020. In February 2021, a decision was taken not to pursue a rights issue given significant progress in our turnaround strategy.
3	R46 million (2021: R674 million; 2020: R1,3 billion) relates to a decrease in the provision due to a change in discount rates applied in the rehabilitation provision, while R971 million (2021: R412 million) relates to additional provisions (2020: R695 million changes to existing provisions).
4	The 2022 increase relates to income from emission right sales in Europe, as well as insurance proceeds in respect of business interruption due to hurricanes in the US.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 22

7	Net finance costs

		2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Dividends received from investments		–	–	44
Notional interest received		29	4	102
Interest received on		991	852	776
other long-term investments		49	40	28
loans and receivables		141	199	293
cash and cash equivalents		801	613	455
Per income statement		1 020	856	922
Less: notional interest		(29)	(4)	(102)
Less: interest received on tax		(5)	(15)	(28)
Per the statement of cash flows		986	837	792
Finance costs
Debt		5 419	5 238	8 226
debt		5 066	4 855	8 090
interest rate swap – net settlements		353	383	136
Interest on lease liabilities		1 357	1 488	1 465
Other		95	84	52
		6 871	6 810	9 743
Amortisation of loan costs	16	132	160	135
Notional interest		633	668	945
Total finance costs		7 636	7 638	10 823
Amounts capitalised to assets under construction a class of property, plant and equipment	19	(740)	(880)	(3 520)
Per income statement		6 896	6 758	7 303
Total finance costs before amortisation of loan costs and notional interest		6 871	6 810	9 743
Add: modification gain/(loss)		74	–	(1 193)
Less: interest accrued on long-term debt, lease liabilities and short-term debt		(1 463)	(637)	(1 412)
Less: interest (raised)/reversed on tax payable		(4)	–	16
Per the statement of cash flows		5 478	6 173	7 154

SASOL ANNUAL FINANCIAL STATEMENTS 2022 23

8	Earnings/(loss) and dividends per share

	2022	2021	2020
for the year ended 30 June	Rand	Rand	Rand
ATTRIBUTABLE TO OWNERS OF SASOL LIMITED
Basic earnings/(loss) per share	62,34	14,57	(148,49)
Headline earnings/(loss) per share	47,58	39,53	(11,50)
Diluted earnings/(loss) per share	61,36	14,39	(148,49)
Diluted headline earnings/(loss) per share	46,83	39,03	(11,50)
Dividends per share	14,70	–	–
interim	–	–	–
final*	14,70	–	–

*	Declared subsequent to 30 June 2022 and has been presented for information purposes only. No accrual regarding the final dividend has been recognised.

Basic and headline earnings per share (EPS)

Basic earnings per share is derived by dividing earnings attributable to owners of Sasol Limited by the weighted average number of shares outstanding during the period. Headline earnings per share is derived by dividing the headline earnings for the period by the weighted average number of shares outstanding during the period.

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS)

DEPS and DHEPS are calculated considering the potential dilution that could occur if all of the group’s long-term incentives (LTIs) had vested, if all outstanding share options were exercised and the effect of all dilutive potential ordinary shares resulting from the Sasol Khanyisa Tier 1 share transactions.

The number of shares outstanding is adjusted to show the potential dilution if the LTI’s and Sasol Khanyisa Tier 1 were settled in Sasol Limited shares.

The Sasol Khanyisa Tier 2 and Khanyisa Public are anti-dilutive for DEPS and DHEPS in 2022, 2021 and 2020.

		2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm
EARNINGS AND HEADLINE EARNINGS/(LOSS):
Earnings/(loss) attributable to owners of Sasol Limited		38 956	9 032	(91 754)
Total remeasurement items for the group, net of tax	9	(9 221)	15 471	84 648
Earnings and headline earnings/(loss)		29 735	24 503	(7 106)

	Number of shares
	2022	2021	2020
for the year ended 30 June	million	million	million
Weighted average number of shares	624,9	619,9	617,9
Potential dilutive effect of long-term incentive scheme	9,9	3,8	2,6
Potential dilutive effect of Sasol Khanyisa Tier 1	0,1	4,1	1,8
Diluted weighted average number of shares for DEPS and DHEPS*	634,9	627,8	622,3
*

Due to the net loss attributable to shareholders in 2020, the inclusion of the long-term incentive scheme and Khanyisa Tier 1 share options as potential ordinary shares had an anti-dilutive effect on the loss per share and were therefore not taken into account in the 2020 calculation of DEPS and DHEPS.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 24

9	Remeasurement items affecting operating profit

Effect of remeasurement items for subsidiaries and joint operations

		2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm
Impairment of assets		77	34 200	112 736
property, plant and equipment	19	70	33 973	108 575
right of use assets	17	6	35	3 322
other intangible assets		1	80	839
equity accounted investment		—	112	—
Reversal of impairment of assets		(1 520)	(5 468)	—
property, plant and equipment	19	(1 505)	(5 440)	—
right of use assets	17	(15)	(2)	—
other intangible assets		—	(26)	—
(Profit)/loss on	10	(8 460)	(5 520)	(715)
disposal of property, plant and equipment		(67)	(96)	25
disposal of other intangible assets		2	(130)	—
disposal of other assets		—	52	148
disposal of businesses		(11 850)	(5 615)	(1 684)
scrapping of property, plant and equipment		3 366	269	796
sale and leaseback transactions		89	—	—
Write-off of unsuccessful exploration wells	19	—	6	(43)
Remeasurement items per income statement		(9 903)	23 218	111 978
Tax impact		702	(7 771)	(26 399)
impairment of assets		(2)	(9 513)	(26 179)
reversal of impairment of assets		421	1 228	—
profit/loss on disposals and sale and leaseback transactions		283	516	(226)
Tax impact of write-off of unsuccessful exploration wells		—	(2)	6
Non-controlling interest effect		(20)	1	(931)
Effect of remeasurement items for equity accounted investments		—	23	—
Total remeasurement items for the group, net of tax		(9 221)	15 471	84 648

Scrapping of property, plant and equipment

Scrapping of property, plant and equipment includes a R2,5 billion scrapping following an asset transfer between Sasol and LIP JV as part of the finalisation of the US Base Chemicals divestment at the Lake Charles Chemical Project (LCCP) and R398 million related to obsolete and surplus material at the LCCP in the Chemicals America segment.

Impairment/reversal of impairments

The group's non-financial assets, other than inventories and deferred tax assets, are assessed for impairment indicators, as well as reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable or previous impairment should be reversed. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 25

9	Remeasurement items affecting operating profit continued

The reversal of impairment in the current period includes a reversal of R1,4 billion relating to the Chemical Work-up & Heavy Alcohols CGU. The CGU recognised impairments of R1,7 billion during 2020 largely due to the reduced-price outlook as a result of the low oil price environment and the COVID-19 pandemic. A higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic, resulted in the reversal of impairment at 31 December 2021. The recoverable amount at 31 December 2021 of R39,5 billion was determined using a discount (WACC) rate of 13,90% (June 2021: 14,03%).

Impairment calculations

The recoverable amount of the assets reviewed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the recoverable amount. Future cash flows are estimated based on financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the group using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for period longer than five years, those budgeted cash flows are used in the impairment calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discount pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

Main assumptions used for impairment calculations

		2022	2021	2020
Long-term average crude oil price (Brent)*	US$/bbl	93,24	70,09	59,69
Long-term average ethane price*	US$c/gal	43,15	37,18	32,79
Long-term average ammonia price*	Rand/ton	10 173,00	5 297,00	4 664,32
Long-term average Southern African gas purchase price (real)*	US$/Gj	8,94	8,41	7,10
Long-term average refining margin*	US$/bbl	12,23	9,67	9,43
Long-term average exchange rate*	Rand/US$	15,95	14,57	15,20
*

Assumptions are provided on a long-term average basis in nominal terms unless indicated otherwise. Oil and ammonia price and exchange rate assumptions are calculated based on a five year period, while the ethane price is based on a ten year period. The refining margin is calculated until 2034, linked to the Sasolburg refinery's useful life. The Southern African gas purchase price is calculated until 2050, linked to the South African integrated value chain's useful life.

			United
		South	States of
		Africa	America	Europe
		%	%	%
Growth rate — long-term Producer Price Index	2022	5,50	2,00			2,00
Weighted average cost of capital*	2022	14,41	8,13	8,13	–	9,57
Growth rate — long-term Producer Price Index	2021	5,50	2,00			2,00
Weighted average cost of capital*	2021	14,03	7,70	7,70	–	9,05
Growth rate — long-term Producer Price Index	2020	5,50	2,00			2,00
Weighted average cost of capital*	2020	14,22	7,66	7,66	–	9,79
*	Calculated using spot market factors on 30 June.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 26

9	Remeasurement items affecting operating profit continued

Areas of judgement:

Determining as to whether, and by how much, cost incurred on a project is abnormal and needs to be scrapped involves judgement. The factors considered by management include the scale and complexity of the project, the technology being applied and guidance from experts in terms of what constitute abnormal wastage on the project.

Determination as to whether, and by how much, an asset, CGU, or group of CGUs is impaired, or whether previous impairment should be reversed, involves management estimates on highly uncertain matters such as the effects of inflation on operating expenses, discount rates, capital expenditure, carbon tax, production profiles and future commodity prices, including the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas and refined products. Judgement is also required when determining the appropriate grouping of assets into a CGU or the appropriate grouping of CGUs for impairment testing purposes.

The future cash flows were determined using the assumptions included in the 2023 budget as approved by the Sasol Limited Board. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index.

The weighted average cost of capital rate (WACC) is derived from a pricing model. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating future cash flows and defining of cash-generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

As a significant emitter of greenhouse gas emissions globally, South Africa made commitments under the 2015 Paris Climate Agreement to further reduce greenhouse gas emissions and to contribute to global efforts to limit global warming to well below 2°c above pre-industrial levels and to pursue efforts to achieve the 1,5°c temperature goal. The group is targeting a 30% reduction in greenhouse gas (GHG) emissions by 2030 which will pave the way to a net zero ambition by 2050. The group has a clear roadmap to 2030 with capital and resources allocated to achieve the significant reduction in emissions. Where reasonable, supportable and permissible under IFRS, management has included the costs, capital and associated benefits from these initiatives in its cash flow forecasts.

Carbon tax is seen to be an important component of South Africa’s mitigation policy strategy to lower GHG emissions. Phase 1 of the carbon tax comes to an end in December 2025 while a number of Phase 2 carbon tax proposals were announced by the Minister of Finance in the 2022 Budget Review. Management is required to reflect its best estimate of any expected applicable carbon taxes payable by the group. This requires judgement of how future changes to relevant carbon tax policies and/or legislation are likely to affect the future cash flows of the group's CGUs, whether currently enacted or not. Future potential carbon taxes are included in the recoverable amount calculations considering the latest proposals by the National Treasury.

On 29 July 2022 National Treasury published the draft 2022 Taxation Laws Amendment Bill which contain the tax proposals made in the 2022 National Budget. The proposed amendments seek to align South Africa's carbon tax rate with global carbon prices and by doing so aims to penalise emitters and incentivise taxpayers' transition towards a low carbon trajectory with a progressive increase in the carbon tax rate from 2023. Refer to note 38 for more information. The amendment contained in the Amendments Bill do not materially impact on the applied assumptions at 30 June 2022.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 27

9	Remeasurement items affecting operating profit continued

Climate change and the transition to a lower carbon economy are also likely to impact the future prices of commodities such as oil and natural gas which in turn may affect the recoverable amount of the group’s property, plant and equipment and other non-current assets. Management has updated its best estimate of oil price assumptions used in determining the recoverable amounts of its CGUs in 2022. The revised estimates reflect higher oil prices up to 2029 as a result of near-term supply constraints whereas the long-term assumption is lower in real terms as demand is expected to decrease as the transition to a lower carbon economy progresses. The revised assumptions are based on the average June 2022 views obtained from two independent consultancies that reflect their views on market development. The energy transition may impact demand for certain refined products in the future.

Management will continue to review price assumptions as the energy transition progresses and this may result in impairment charges or reversals in the future.

Description of sensitivity to changes in assumptions:

Key sources of estimation uncertainty include discount rates, commodity prices, exchange rates, carbon tax (and related allowances) and chemical prices. Management has considered the sensitivity of the recoverable amount calculations to these key assumptions and these sensitivities have been taken into consideration in determining the required impairments and reversals of impairments in the current period. Reasonably possible changes to any of these assumptions can lead to different outcomes.

In 2020, the sudden collapse in oil prices and the economic consequences of the COVID-19 pandemic resulted in impairments and write down of assets of R112,7 billion across most of the group's CGUs. In 2021, further impairments were recognised, mainly at the Secunda liquid fuels refinery due to a stronger forecasted Rand/US$ exchange rate which impacted negatively on the forecasted Basic Fuel Price (BFP) and at the Chlor Alkali and PVC and Southern African Wax value chains as a result of lower expected sales volumes and an unfavourable exchange rate. In the second half of 2022, the continued economic recovery following the pandemic together with the impact of the Russian/Ukrainian conflict resulted in higher crude oil prices, refining margins and chemicals prices. Pricing and demand volatility is expected to continue in the short-term, making it difficult to predict. Management has revised its price assumptions reflecting the expected market demand and supply fundamentals as well as the expected applicable carbon taxes payable by the group considering the proposals published in the 2022 Budget Review. The increase in recoverable amounts of the impacted CGUs resulting from the favourable short-term macro-economic environment was significantly countered by the expected impact of carbon tax.

The recoverable amount of the Secunda liquid fuels refinery, within our Fuels segment is highly sensitive to changes in Brent crude prices and the Rand/US$ exchange rate. A decrease of more than US$3,70 in the assumed price of Brent crude oil will eliminate the current headroom of the CGU and result in an impairment. A strengthening of the Rand/US$ exchange rate by R1 will decrease the recoverable amount by approximately R18,1 billion also resulting in an impairment. These sensitivity analyses do not fully incorporate consequential changes that may arise, such as changes in costs and business plans or absorption of carbon taxes by the market.

The reversal of the impairment relating to the Chemical Work-up & Heavy Alcohols CGU, within our Chemical Africa segment, is not significantly impacted by changes to key assumptions. The Ammonia CGU, within our Chemicals Africa segment, is highly sensitive to changes in the international price of ammonia. The Russian/Ukrainian conflict has led to the suspension of ammonia exports from the Black Sea ports together with high gas feedstock prices which resulted in short-term product shortages and inflated prices in the ammonia market globally. Setting price assumptions for the medium- to long-term prices is highly dependent on factors such as the duration of the conflict and resulting supply disruptions and gas feedstock prices. Sasol has considered external views in formulating its internal price assumptions. The high degree of uncertainty associated with the ammonia pricing outlook and the historical ammonia price variability were considered by management in its decision to not reverse previous impairments relating to the Ammonia CGU.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 28

9	Remeasurement items affecting operating profit continued

For the rest of the CGUs in the Fuels, Gas and Chemicals Africa segment where indicators of potential reversal of impairment were identified, reasonably possible decreases in the assumed price estimates completely counteract the effect of the short-term favourable economic conditions.

For the CGUs in the Chemicals America and Eurasia segments reasonable changes to key estimates are unlikely to result in an impairment or reversal of impairment.

Significant impairment of assets in prior periods

Segment and Cash-generating unit		2021
(CGU)	Description	Rm
Fuels segment
Secunda liquid fuels refinery	The impairment was largely due to a stronger forecasted rand/dollar exchange rate which impacted negatively on the forecasted Basic Fuel Price (BFP).	24 456
Chemicals America
Ethylene Oxide/Ethylene Glycol (EO/EG)

The Ziegler Alcohols Unit (Ziegler) delivers alcohol feed to the Ethoxylates (ETO) unit. In previous CGU assessments, the Ethylene Oxide and Ethylene Glycol (EO/EG) plant together with the ETO plant were considered to be a separate CGU from the Alcohol units (Ziegler and Guerbet). During 2021 the CGUs were reassessed to be one integrated CGU. The impairment assessment of the combined CGU showed significant headroom resulting in the full remaining FY19 impairment of the EO/EG CGU being reversed.

		(4 934)
Chemicals Africa
Chlor Alkali and PVC

The impairment of the Chlor Alkali and PVC CGUs is as a result of the stronger forecast of the rand against the US dollar exchange rate and lower sales volumes. In addition, this CGU was further negatively impacted by the pending sale of the Sodium Cyanide business.

		1 094
Southern Africa Wax value chain

The impairment on the Wax value chain was driven by higher future LNG gas imports and SPT gas costs, lower sales volumes and prices due to reduced gas availability in 2022 and 2023 and the strengthening of the rand against the US dollar.

		7 863
Gas Segment
Sasol Canada – Shale gas assets	Sasol signed an agreement to divest of all our interests in Canada to Canadian Natural Resources Limited. Previous impairments of CAD45 million were reversed at 30 June 2021 to measure the carrying value of the disposal group at its fair value less cost to sell.	(521)
Other		774
		28 732

SASOL ANNUAL FINANCIAL STATEMENTS 2022 29

9	Remeasurement items affecting operating profit continued

2020
Segment and Cash-generating unit (CGU)	Description	Rm
Fuels segment
Sasolburg liquid fuels refinery	The impairment is mainly due to lower refining margins over the long-term and an increase in the WACC rate.	8 594
Secunda liquid fuels refinery	The impairment is mainly due to lower crude oil prices, an increase in the WACC rate and a higher cost to procure gas in the longer term.	3 834
Chemicals America
LLDPE & LDPE

At 30 June 2020, assets and liabilities relating to a combination of assets within Sasol Chemicals USA have been classified as held for sale. An impairment was recognised to reduce the carrying value of the disposal group down to its fair value less cost to sell, including any portion that Sasol might retain in the disposal group.

72 558
Chemicals Africa
Ammonia value chain	The impairment is mainly due to lower international ammonia selling prices and a decrease in volumes based on reduced market demand and a reduction in gas allocated to the value chain.	2 736
Acrylates & Butanol value chain

The impairment is mainly due to significantly lower selling prices coupled with a long expected recovery period as operating rates are only expected to recover to pre-COVID-19 levels by 2027. The CGU was also impacted by an increase in the WACC rate and a higher cost to procure gas in the longer term.

6 766
Polyethylene value chain	The impairment is mainly due to depressed selling prices caused by polyethylene overcapacity, worsened by the impact of COVID-19, and higher feedstock costs.	5 814
Chlor Vinyls value chain	The impairment is mainly due to significant lower selling prices which were only partly offset by the weakening in the rand.	1 979
Chemical Work Up & Heavy Alcohols value chain	The impairment is mainly due to significantly lower selling prices and an increase in the WACC rate. Overall Solvents prices decreased by 12% compared to the prior year.	1 668
Southern Africa Wax value chain	The impairment is mainly due to lower wax selling prices, an increase in the WACC rate and the higher cost to procure gas in the longer term.	3 777
Chemicals Eurasia
Wax

The impairment is mainly due to lower wax selling prices, driven by the negative macro-economic conditions as well as increased market competition experienced from low cost paraffin wax producers. This was partly offset by increased volumes in the wax emulsion market.

2 838
Other		2 172
112 736

SASOL ANNUAL FINANCIAL STATEMENTS 2022 30

9	Remeasurement items affecting operating profit continued

Accounting policies:

Remeasurement items are amounts recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of non-current assets or liabilities that are less closely aligned to the normal operating or trading activities of the group such as the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets.

The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset or cash generating unit is defined as the amount that reflects the greater of the fair value less costs of disposal and value-in-use that can be attributed to an asset as a result of its ongoing use by the entity. Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

The group’s corporate assets are allocated to the relevant cash-generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

In Southern Africa, the coal value chain starts with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the conversion processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines.

The groups of assets which support the different product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate cash-generating units.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 31

9	Remeasurement items affecting operating profit continued

In Europe, the identification of separate cash-generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

Certain products are sometimes produced incidentally from the main conversion processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of these products, are classified as separate cash-generating units. The cost of conversion of these products is compared against the revenue when assessing the asset for impairment.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets carrying amount exceeds their recoverable amount.

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost. Any gain or loss on disposal will comprise that attributed to the portion disposed of and the remeasurement of the portion retained.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 32

10	Disposals and scrapping

		2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm
Property, plant and equipment[1]	19	3 802	7 064	1 431
Goodwill and other intangible assets		2	947	179
Equity accounted investments		—	370	437
Assets in disposal groups held for sale		16 586	67 662	2 563
Inventories		—	814	—
Trade and other receivables		—	174	—
Cash and cash equivalents		—	57	—
Liabilities in disposal groups held for sale		(6 321)	(2 577)	(414)
Long-term debt		—	(2 673)	—
Non-controlling interest		(3 141)	—	—
Long-term financial liabilities		—	(477)	—
Trade and other payables		—	(67)	175
		10 928	71 294	4 371
Total consideration		11 364	73 426	4 285
consideration received		8 484	43 214	4 285
consideration still receivable		127	116	—
fair value of retained investment		2 753	—	—
establishment of Joint operation*		—	30 096	—
		436	2 132	(86)
Realisation of accumulated translation effects		8 024	3 388	801
Net profit on disposal		8 460	5 520	715
Consideration received comprising
Gas – Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)		4 129	—	—
Fuels – Central Termica De Ressane Garcia S.A (CTRG)		2 577	—	—
Gas – Canadian Montney assets		387	—	—
Chemicals America – US LCCP Base Chemicals business		—	29 894	—
Fuels & Chemicals Africa – Air separation units		—	8 051	—
Chemicals America – interest in Gemini HDPE LLC		—	3 456	—
Gas – Gabon oil producing assets		—	424	—
Chemicals Eurasia – ARG Investment		—	316	—
Chemicals Africa – Share in Enaex Africa		—	175	—
Chemicals Eurasia — Investment in Sasol Huntsman GmbH & co KG		—	—	1 506
Chemicals Africa — Partial disposal of Explosives business		—	—	991
Energy — Investment in Escravos GTL (EGTL)		—	—	875
Chemicals Eurasia — Sasol Wilmar Alcohol Industries		—	—	235
Other		1 391	898	678
Consideration received		8 484	43 214	4 285

1Refer to note 9 for detail on the scrapping of property, plant and equipment.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 33

10	Disposals and scrapping continued

Significant disposals and scrappings in 2022

Canadian shale gas assets

On 29 July 2021 Sasol divested of all our interests in Canada. A gain of R4,9 billion mainly due to the realisation of the foreign currency translation reserve (FCTR) was recognised.

European wax business

On 1 March 2022 Sasol sold its European wax business based in Hamburg Germany. A gain mainly on the reclassification of the FCTR of R2,9 billion was recognised.

Central Térmica de Ressano Garcia S.A. (CTRG)

The divestment of our full shareholding in CTRG, the gas-to-power plant located in Ressano Garcia, Mozambique, to Azura Power Limited for a consideration of R2,6 billion (US$163,8 million). The transaction closed on 28 April 2022. A profit of R156 million has been recognised on the divestment.

Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)

On 29 June 2022 the sale of 30% of our interest in ROMPCO was successfully completed. The loss of voting and contractual rights associated with the transaction resulted in the group losing control over ROMPCO and the derecognition of all the assets and liabilities of the subsidiary. Sasol has retained a 20% equity stake in ROMPCO which has been measured at fair value at the transaction date, which references to the transaction price. This is considered a level 3 fair value input. The proceeds on the disposal was an initial amount of R4,1 billion and a contingent consideration of up to R1 billion, which is payable if certain agreed milestones are achieved by 30 June 2024. The fair value of the contingent consideration is valued at zero considering the low probability of meeting the milestones as assessed on the transaction date. A profit of R3,7 billion on the disposal has been recognised of which R1,9 billion relates to the fair value adjustment on retained interest. Refer to note 21.

Significant disposals and scrappings in prior periods

US LCCP Base Chemicals business*

On 1 December 2020 the sale of 50% of our interest in the US LCCP Base Chemicals business was successfully concluded through the creation of the 50/50 owned Louisiana Integrated Polyethylene JV LLC (LIP). The proceeds on the disposal was approximately R30 billion (US$2 billion), resulting in a loss on disposal of R1,1 billion, the loss was mainly attributable to further clarification of the transaction perimeter subsequent to the held for sale classification. This did not impact the value of the remaining business materially. A corresponding gain on the reclassification of foreign currency translation reserve of R3,1 billion was also recognised. Sasol’s 50% interest in LIP is accounted for as a joint operation and Sasol’s share of assets and liabilities held jointly, revenue from the sale of its share of output and expenses are reflected within the Sasol results from 1 December 2020 in terms of IFRS 11 ‘Joint Arrangements’. Refer note 22.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 34

10	Disposals and scrapping continued

Air separation units

The sale of Sasol’s sixteen air separation units (ASUs) and associated business located in Secunda was concluded on 24 June 2021, resulting in a profit on disposal of R2 726 million. As part of the transaction, the Group entered into a supply contract for the supply of gas for 15 years. In determining whether the gas supply agreement was a lease or a supply contract, management applied judgement. The most significant judgement is that Air Liquide has taken full ownership and overall responsibility for managing the ASUs to maintain the agreed quantity and quality of gases supplied to Sasol.

Interest in Gemini HDPE LLC

The divestment of our 50% equity interest in the Gemini HDPE LLC successfully closed on 31 December 2020. Sasol recognised a profit on disposal of R683 million and a corresponding gain on reclassification of foreign currency translation reserve of R246 million.

Gabon oil producing assets

The sale of Sasol’s 27,8% working interest in the Etame Marin block offshore Gabon (producing asset with proven reserves), as well as Sasol’s 40% non-operated participating interest in Block DE-8 offshore Gabon (exploration permit) was concluded on 25 February 2021 and 4 May respectively. Sasol recognised a profit on disposal of R145 million and a corresponding gain on reclassification of foreign currency translation reserve of R132 million.

Share in Enaex Africa

The sale of 26% of Sasol’s 49% interest in Enaex Africa (Pty) Ltd to Afris Subco (Pty) Ltd, resulting in a loss of R115 million. After the transaction, Sasol’s remaining interest in Enaex Africa (Pty) Ltd is 23%.

Investment in Sasol Huntsman GmbH & co KG

The divestment from our 50% equity interest in the Sasol Huntsman maleic anhydride joint venture was concluded on 30 September 2019, resulting in a profit on disposal of R936 million, including the reclassification of the foreign currency translation reserve of R475 million.

Explosives business

Sasol has concluded the transaction to sell a 51% share in the explosive business to Enaex, and on 1 July 2020, Enaex Africa in association with Sasol, officially started operating in South Africa and on the African Continent. Sasol recognised a loss on the disposal of R46 million.

Sasol Wilmar Alcohol Industries

The sale of Sasol’s share in Sasol Wilmar Alcohol Industries was concluded in December 2019, resulting in a profit on disposal of R47 million, including the reclassification of the foreign currency translation reserve of R56 million.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 35

10	Disposals and scrapping continued

Escarvos GTL (EGTL)

Sasol sold its indirect beneficial interest in EGTL plant in Nigeria to Chevron. The transaction released Sasol from associated company guarantees and other obligations. A profit on disposal of R705 million was recognised, including the reclassification of the foreign currency translation reserve of R268 million. Sasol will continue to support Chevron in the performance of the EGTL plant through ongoing catalyst supply, technology and technical support.

11	Disposal groups held for sale

		2022	2021
for the year ended 30 June		Rm	Rm
Assets in disposal groups held for sale	Segment
Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)[1]	Gas	—	6 085
Central Térmica de Ressano Garcia S.A. (CTRG)[2]	Gas	—	3 034
Canadian Montney assets³	Gas	—	1 181
Other	Mining, Fuels and Chemicals Africa	290	331
		290	10 631
Liabilities in disposal groups held for sale	Segment
Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)[1]	Gas	—	(1 771)
Central Térmica de Ressano Garcia S.A. (CTRG)[2]	Gas	—	(1 109)
Canadian Montney assets³	Gas	—	(824)
Other	Mining, Fuels and Chemicals Africa	(2)	(2)
		(2)	(3 706)
1	Divestment of 30% of our equity interest in the ROMPCO pipeline. The transaction closed on 29 June 2022. Sasol retained a 20% equity interest in the pipeline. Refer note 10.
2	Our full shareholding in Central Térmica de Ressano Garcia S.A. (CTRG) was disposed of to Azura Power Limited. The transaction closed on 28 April 2022. Refer note 10.
3	The divestment of all our interests in Canada. The transaction successfully closed on 29 July 2021. Refer note 10.

Significant disposal groups held for sale in prior periods

Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)

Sasol concluded a sale and purchase agreement in terms of which it agreed to dispose of a 30% interest in ROMPCO. Sasol will retain a 20% shareholding in ROMPCO and will continue to operate and maintain the pipeline in terms of the commercial agreement between Sasol and ROMPCO. Sasol’s interest in ROMPCO will be sold for a consideration comprising an initial amount of R4,145 billion and a contingent payment of up to R1 billion payable if certain agreed milestones are achieved by 30 June 2024. Two of the existing shareholders, the South African Gas Development Company Limited (iGas) and Companhia Moçambicana de Gasoduto S.A.R.L. (CMG), had exercised their pre-emptive right to acquire 30% of Sasol’s equity in ROMPCO. The sale will therefore now be concluded with iGas and CMG. This process is well underway, and will be subject to a few conditions precedent, including the standard regulatory approvals.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 36

11	Disposal groups held for sale continued

Central Térmica de Ressano Garcia S.A. (CTRG)

Sasol entered into a Sale Securities Purchase Agreement for the divestment of our full shareholding in CTRG, the gas-to-power plant located in Ressano Garcia, Mozambique. The transaction is subject to a number of conditions precedent. The assets and liabilities of CTRG were classified as held for sale at 30 June 2021.

Canadian shale gas assets

Sasol signed an agreement to divest of all our interests in Canada. The transaction closed on 29 July 2021. R521 million, (CAD 45 million) of the previous impairments was reversed at 30 June 2021 to measure the carrying value of the disposal group at its fair value less cost to sell.

Accounting policies:

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint operation, respectively, all the assets and liabilities of that subsidiary or joint operation are classified as held for sale, regardless of whether a non-controlling interest in the former subsidiary or an ongoing interest in the joint operation is to be retained after the sale.

Where a disposal group held for sale will result in the loss of joint control of a joint venture or significant influence of an associate, the full investment is classified as held for sale. Equity accounting ceases from the date the joint venture or associate is classified as held for sale.

Before classification of a non-current asset or disposal group as held for sale, it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset over its expected fair value less costs to sell.

No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 37

TAXATION

12	Taxation

		2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm
South African normal tax		13 399	7 430	2 140
current year[1]		13 303	7 478	2 542
prior years		96	(48)	(402)
Dividend withholding tax		(24)	—	2
Foreign tax		2 856	2 079	(1 212)
current year		2 737	2 106	2 242
prior years[2]		119	(27)	(3 454)

Income tax	13	16 231	9 509	930
Deferred tax – South Africa	14	(2 535)	(9 779)	(9 324)
current year[3]		(2 356)	(9 464)	(9 724)
prior years		(108)	(315)	400
reduction in corporate tax rate⁴		(71)	—	—

Deferred tax – foreign	14	173	455	(17 996)
current year[5]		(132)	339	(20 375)
prior years[2]		306	124	2 375
tax rate change		(1)	(8)	4
		13 869	185	(26 390)
1	The increase in the current year mainly relates to increased profits, as well as capital gains tax on the ROMPCO asset disposal.
2	2020 relates mainly to the relief provided to companies in the United States under the Coronavirus Aid, Relief, and Economic Security Act, (CARES Act) allowing taxpayers to carry back losses incurred during 2018 to 2020 for five years.
3	The decrease in the current year relates to the recognition of a deferred tax asset relating to derivative losses in Sasol Financing International Limited.
4	On 23 February 2022, a decrease in the South African corporate tax rate from 28% to 27% was announced, effective from 1 July 2022. The decrease in rate is considered to be substantively enacted.
5	2020 relates mainly to tax losses incurred at our US operations where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against.

Contingent liability

SASOL FINANCING INTERNATIONAL (SFI)/SARS

Following a request by SARS for information on Sasol Financing International Plc (SFI) which performs an off-shore treasury function for Sasol, SARS proceeded with an audit over a number of tax years. This audit culminated in the issuance of a final audit letter on 16 February 2018. Consequently, revised assessments were issued by SARS in respect of the 2002 to 2012 tax years. Sasol objected to these revised assessments. The dispute relates to the place of effective management of SFI.

After the submission of Sasol’s objection to the disputed assessments and following requests for further information by SARS at the end of 2018, SARS rejected Sasol’s objection. On 17 April 2019, Sasol appealed the decision to the Tax Court in terms of the relevant provisions of the Tax Administration Act. The parties have agreed to suspend the litigation in the Tax Court pending the outcome of the legal review application.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 38

12	Taxation continued

In addition to the objection to the revised assessments, Sasol has also launched a judicial review application against the SARS decision to register SFI as a South African taxpayer. The Tax Court does not have jurisdiction to determine the first ground of Sasol’s objection, namely that the disputed assessments constitute unlawful, substantially unreasonable and procedurally unfair administrative action. Accordingly, a further review application has been filed in the High Court.

All pleadings were exchanged in the review matters. The Parties have agreed that the two matters will be heard at a consolidated hearing and a court date has been set in November 2022. A contingent liability of R2,65 billion (2021 – R2,58 billion) (including interest and penalties) is reported in respect of this matter as at 30 June 2022.

	2022	2021	2020
	%	%	%
Reconciliation of effective tax rate

The table below shows the difference between the South African enacted tax rate compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

South African normal tax rate	28,0	28,0	28,0
Increase/(decrease) in rate of tax due to:
disallowed expenditure¹	1,1	11,4	(1,0)
disallowed share-based payment expenses²	0,1	2,3	(0,3)
different tax rates	0,5	0,5	(3,6)
share of profits of equity accounted investments	—	—	(0,1)
tax losses not recognised[3]	0,8	—	(2,0)
capital gains and losses[4]	1,6	—	—
prior year adjustments	0,7	(2,2)	0,9
other adjustments	0,3	—	(0,5)
(Decrease)/increase in rate of tax due to:
exempt income⁵	(5,9)	(10,0)	0,7
share of profits of equity accounted investments	(1,6)	(2,1)	—
utilisation of tax losses[6]	(0,1)	(20,9)	—
investment incentive allowances	(0,1)	(0,4)	—
translation differences	(0,3)	(1,9)	—
capital gains and losses[4]	—	(1,8)	—
change in South African corporate income tax rate	(0,1)	—	—
other adjustments	—	(1,2)	0,3
Effective tax rate	25,0	1,7	22,4
1	Includes non-deductible expenses incurred not deemed to be in the production of taxable income mainly relating to non-productive interest in our treasury function and project costs.
2	This relates to the share based payment expense on the Sasol Khanyisa transaction.
3	Relates mainly to tax losses in Sasol Investment Company (Pty) Ltd for which no deferred tax asset was raised.
4	Relates mainly to capital gains tax payable in South Africa and Mozambique on the disposal of 30% of our equity interest in the ROMPCO pipeline. 2021 related mainly to the disposal of the Air Separation Units.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 39

12	Taxation continued
5	Relates to the foreign currency translation reserve (FCTR) reclassified on the disposal of the Canadian and Wax businesses and the profit on disposal of the ROMPCO pipeline. 2021 related mainly to the FCTR reclassified on the divestment of 50% of our US LCCP Base Chemicals business, our 50% interest in Gemini HDPE LLC, our 50% equity interest in Sasol Chevron Holdings LImited, our 27,8% working interest in the Etame Marin block offshore Gabon, as well as our 40% non-operated participating interest in Block DE-8 offshore Gabon.
6	2021 relates to tax losses utilised which are allowed to be set off against foreign exchange gains on intergroup foreign currency loans.

13	Tax paid

		2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts (receivable)/payable at beginning of year		(307)	(4 754)	309
Disposal of businesses		—	40	—
Net interest and penalties on tax		(1)	(17)	(41)
Income tax per income statement	12	16 231	9 509	930
Reclassification to held for sale[1]		34	(304)	29
Foreign exchange differences recognised in income statement		25	(14)	48
Translation of foreign operations		(41)	513	(370)
		15 941	4 973	905
Net tax (payable)/receivable per statement of financial position		(2 410)	307	4 754
tax payable		(3 142)	(806)	(665)
tax receivable[2]		732	1 113	5 419

Per the statement of cash flows		13 531	5 280	5 659
Comprising
Normal tax
South Africa		11 739	6 622	3 131
Foreign		1 860	(1 342)	2 526
Dividend withholding tax		(68)	—	2
		13 531	5 280	5 659
1	2021 mainly due to ROMPCO tax payable that was transferred to liabilities held for sale.
2	2020 relates mainly to the relief provided to companies in the United States under the Coronavirus Aid Relief and Economic Security Act 9 (CARES Act) allowing taxpayers to carry back losses incurred during 2018 – 2020 for five years.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 40

14	Deferred tax

		2022	2021
for the year ended 30 June	Note	Rm	Rm
Reconciliation
Balance at beginning of year		(16 718)	(12 511)
Current year charge		(1 572)	(8 956)
per the income statement	12	(2 362)	(9 324)
per the statement of comprehensive income		790	368
Reclassification from held for sale		665	424
Disposal of investment¹		—	(85)
Foreign exchange differences recognised in income statement		23	(103)
Translation of foreign operations		(3 047)	4 513
Balance at end of year		(20 649)	(16 718)

Comprising
Deferred tax assets		(31 198)	(24 511)
Deferred tax liabilities		10 549	7 793
		(20 649)	(16 718)

1Taxation related to the disposal of our investment in Aethylen-Rohrleitungs-Gesellschaft mbH & Co. KG.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 41

14Deferred tax continued

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities. The increase in deferred tax assets relates mainly to our US operations as a result of the weakening exchange rate, as well as our Treasury Group due to the derivative losses. We anticipate sufficient profits to be generated in future to utilise the deferred tax asset against. These US and SA tax losses do not expire.

	2022	2021
for the year ended 30 June	Rm	Rm
Attributable to the following tax jurisdictions
· South Africa	447	3 169
· United States of America	(21 462)	(18 556)
· Germany	1 084	(1 085)
· Mozambique	(400)	323
· Other	(318)	(569)
	(20 649)	(16 718)
Deferred tax is attributable to temporary differences on the following:
NET DEFERRED TAX ASSETS:
Property, plant and equipment	13 047	6 287
Right of use assets	587	1 024
Short- and long-term provisions	(811)	(3 731)
Calculated tax losses	(37 953)	(24 097)
Financial liabilities	(1 930)	(1 324)
Other	(4 138)	(2 670)
	(31 198)	(24 511)
NET DEFERRED TAX LIABILITIES:
Property, plant and equipment	17 963	13 392
Right of use assets	1 617	1 370
Current assets	(1 376)	(1 124)
Short- and long-term provisions	(5 676)	(3 948)
Calculated tax losses	(47)	(11)
Financial liabilities	206	135
Other	(2 138)	(2 021)
	10 549	7 793

SASOL ANNUAL FINANCIAL STATEMENTS 2022 42

14Deferred tax continued

Deferred tax assets have been recognised for the carry forward amount of unutilised tax losses relating to the group’s operations where, among other things, some taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2022	2021
for the year ended 30 June	Rm	Rm
Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	164 474	105 428
Utilised against the deferred tax balance	(160 244)	(102 890)
Not recognised as a deferred tax asset[1]	4 230	2 538
CALCULATED TAX LOSSES CARRIED FORWARD THAT HAVE NOT BEEN RECOGNISED:
Expiry within 1 year	167	3
Expiry between one and five years	1 085	1 150
Expiry thereafter	763	608
Indefinite life	2 215	777
	4 230	2 538

1Included in 2022 are tax losses of R1,5 billion relating to Sasol Investment Company (Pty) Ltd mainly due to intergroup exposure on foreign currency loans.

Areas of judgement:

Sasol companies are involved in tax litigation and tax disputes with various tax authorities in the normal course of business. A detailed assessment is performed regularly on each matter and a provision is recognised where appropriate. Although the outcome of these claims and disputes cannot be predicted with certainty, Sasol believes that open engagement and transparency will enable appropriate resolution thereof.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. This includes the significant tax losses incurred at our US operations and Sasol Financing International Limited where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against. These losses do not expire. Where appropriate, the expected impact of climate change was considered in estimating the future taxable profits. These assumptions are in line with the assumptions disclosed in note 9. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 43

14Deferred tax continued

Unremitted earnings at end of year that would be subject to foreign dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

	2022	2021
for the year ended 30 June	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	32 268	26 662
Europe	22 788	20 051
Rest of Africa	2 580	1 933
Other	6 900	4 678

Tax effect if remitted	724	455
Europe	489	277
Rest of Africa	206	155
Other	29	23

Dividend withholding tax

Dividend withholding tax is payable at a rate of 20% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense.

	2022	2021
for the year ended 30 June	Rm	Rm
Undistributed earnings at end of year that would be subjected to dividend withholding tax withheld by the company on behalf of Sasol Limited shareholders	138 275	99 061
Maximum withholding tax payable by shareholders if distributed to individuals	27 655	19 812

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes current tax, deferred tax and dividend withholding tax.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 44

14Deferred tax continued

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled. The decrease in the South African corporate tax rate is considered substantively enacted and is effective from 1 July 2022.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 45

SOURCES OF CAPITAL

EQUITY	47

Share capital	47

FUNDING ACTIVITIES AND FACILITIES	48

Long-term debt	48

Leases	51

Short-term debt	55

SASOL ANNUAL FINANCIAL STATEMENTS 2022 46

EQUITY

15	Share capital

	2022	2021	2020
for the year ended 30 June	Rm	Rm	Rm
Issued share capital (as per statement of changes in equity)*	9 888	9 888	9 888

Number of shares
for the year ended 30 June	2022	2021	2020
Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	158 331 335	158 331 335	158 331 335
	1 314 407 571	1 314 407 571	1 314 407 571
Issued
Shares issued at beginning of year	634 244 336	632 365 757	631 028 318
Issued in terms of the employee share schemes	1 432 481	1 878 579	1 337 439
Shares issued at end of year	635 676 817	634 244 336	632 365 757
Comprising
Sasol ordinary shares of no par value	629 345 470	627 912 989	626 034 410
Sasol BEE ordinary shares of no par value	6 331 347	6 331 347	6 331 347
	635 676 817	634 244 336	632 365 757
Unissued shares
Sasol ordinary shares of no par value	498 345 120	499 777 601	501 656 180
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	151 999 988	151 999 988	151 999 988
	678 730 754	680 163 235	682 041 814
*	At 30 June 2022, 10 243 580 (2021 - 10 469 584; 2020 - 13 969 621) shares were held by the Sasol Foundation Trust and the Sasol Khanyisa Employee Share Ownership Plan.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 47

FUNDING ACTIVITIES AND FACILITIES

16	Long-term debt

	2022	2021
for the year ended 30 June	Rm	Rm
Total long-term debt	104 834	102 643
Short-term portion	(22 334)	(5 506)
	82 500	97 137
Analysis of long-term debt
AT AMORTISED COST
Secured debt	67	108
Unsecured debt	105 142	102 974
Unamortised loan costs	(375)	(439)
	104 834	102 643
RECONCILIATION
Balance at beginning of year	102 643	167 197
Loans raised[1]	88	26 057
Loans repaid[2]	(12 086)	(61 454)
Interest accrued	936	305
Amortisation of loan costs	132	160
Disposal of business	—	(2 673)
Transfer to disposal groups held for sale	—	(939)
Translation of foreign operations	13 121	(26 010)
Balance at end of year	104 834	102 643
INTEREST-BEARING STATUS
Interest-bearing debt	104 834	102 643
MATURITY PROFILE
Within one year	22 334	5 506
One to five years	55 936	64 495
More than five years	26 564	32 642
	104 834	102 643
1	2021 loans raised relate mainly to the R23,1 billion (US$1,5 billion) bonds issued in March 2021.
2	Current year relates mainly to repayments on the revolving credit facility (RCF); 2021 relates mainly to the repayments in the RCF in Sasol Financing International Limited of R55,4 billion (US$3,6 billion) as well as repayment of term loans R5,4 billion (US$350 million).

SASOL ANNUAL FINANCIAL STATEMENTS 2022 48

16	Long-term debt continued

			Interest rate at	2022	2021
Terms of repayment	Business	Currency	30 June 2022*	Rm	Rm
Unsecured debt
Various repayment terms ending June 2026	Various	Various	Various	460	599
Various repayment terms	Fuels	Rand	Fixed 8%	569	588
Repayable in August 2022	Corporate Centre (Sasol Financing)	Rand	Variable 3 months Jibar + 1,3%	2 193	2 191
Repayable November 2022¹	Corporate Centre (Sasol Financing International)	US dollar	Fixed 4,5%	16 375	14 359
Repayable in November 2024[2,3,6]	Corporate Centre (Sasol Financing International and Sasol Financing USA)	US dollar	SOFR+Credit Adj + 2%	—	7 788
Repayable June 2024[4,6]	Corporate Centre (Sasol Financing USA)	US dollar	SOFR+Credit Adj + 2%	2 444	2 143
Repayable June 2024[4,6]	Corporate Centre (Sasol Financing USA)	US dollar	SOFR+Credit Adj + 2%	20 940	20 954
Various repayment terms from March 2024 to March 2031[5]	Corporate Centre (Sasol Financing USA)	US dollar	Fixed 4,4% to 6,5%)	62 161	54 352
Total unsecured debt				105 142	102 974
Secured debt				67	108
Unamortised loan costs (amortised over period of debt using the effective interest rate method)				(375)	(439)
				104 834	102 643
Short-term portion of long-term debt				(22 334)	(5 506)
				82 500	97 137

*Unless specified interest rate remained unchanged year-on-year.

1	Included in this amount is the US$1 billion (R16 billion) bond, with a fixed interest rate of 4,5% which is listed on the New York Stock Exchange and is recognised in Sasol Financing International Limited (SFIL), a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary, SFIL, by dividend or loan.
2	In 2021 the variable interest rate debt relates to the US$3,8 billion (R54,2 billion) revolving credit facility.
3	During the year Sasol Financing International Limited, repaid R5 billion ($348 million) on the revolving credit facility.
4	The variable interest rate debt relates to the US$1,28 billion (R20,9 billion) term loan and US$150 million (R2,4 billion) revolving credit facility.
5	Included in this amount is the US$3,8 billion (R62 billion) bonds with fixed interest rates of between 4,38% and 6,5% which are listed on the New York Stock Exchange and is recognised in Sasol Financing USA LLC (SFUSA), a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bonds. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary, SFUSA, by dividend or loan.
6	Effective 15 March 2022 contractual arrangements relating to the term loan and revolving credit facilities were amended to replace the US dollar LIBOR with the Secured Overnight Financing Rate (SOFR). (2021: Libor + 2% on the term loan and Variable Libor + 1,6% on the RCF.)

SASOL ANNUAL FINANCIAL STATEMENTS 2022 49

16	Long-term debt continued

				Total
			Contract	Rand	Utilised	Available
			amount	equivalent	facilities	facilities
30 June 2022	Expiry date	Currency	million	Rm	Rm	Rm
Banking facilities and debt arrangements
GROUP TREASURY FACILITIES
Commercial paper (uncommitted)[1]	None	Rand	8 000	8 000	2 176	5 824
Commercial banking facilities	None	Rand	8 150	8 150	—	8 150
Revolving credit facility	June 2024	US dollar	150	2 442	2 442	—
Revolving credit facility[2]	November 2024	US dollar	2 845	46 317	—	46 317
DEBT ARRANGEMENTS
US Dollar Bond	November 2022	US dollar	1 000	16 280	16 280	—
US Dollar term loan	June 2024	US dollar	1 285	20 919	20 919	—
US Dollar Bond	March 2024	US dollar	1 500	24 420	24 420	—
US Dollar Bond	September 2026	US dollar	650	10 582	10 582	—
US Dollar Bond	September 2028	US dollar	750	12 210	12 210	—
US Dollar Bond	March 2031	US dollar	850	13 838	13 838	—
Other Sasol businesses
SPECIFIC PROJECT ASSET FINANCE
Energy — Clean Fuels II (Natref)	Various	Rand	875	875	875	—
DEBT ARRANGEMENTS
Other debt arrangements		Various	—	—	712	—
					104 454	60 291
Available cash excluding restricted cash						40 405
Total funds available for use						100 696
Total utilised facilities						104 454
Accrued interest						1 010
Unamortised loan cost						(375)
Total debt including accrued interest and unamortised loan cost						105 089
COMPRISING
Long-term debt						82 500
Short-term debt						22 416
Short-term debt						82
Short-term portion of long-term debt						22 334
Bank overdraft						173
						105 089
1	In August 2019, Sasol issued its inaugural paper to the value of R2 176 million in the local debt market under the current Domestic Medium Term Note (DMTN) programme, at 130 basis points above 3 month Jibar, repayable in August 2022.
2	The RCF is available until November 2024, with total availability reducing to US$2,549 billion by November 2022 and to US$2,075 billion by November 2023.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 50

16	Long-term debt continued

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method. A debt modification gain or loss is recognised immediately when a debt measured at amortised cost has been modified.

17	Leases

			Plant,
			equipment	Mineral
	Land	Buildings	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Right of use assets
Carrying amount at 30 June 2021	241	5 153	7 508	1	12 903
Additions	1	674	900	2	1 577
Modifications and reassessments	—	(5)	(17)	—	(22)
Reclassification to held for sale (note 11)	(28)	(42)	(39)	—	(109)
Translation of foreign operations	11	70	451	—	532
Terminations	—	(17)	(24)	—	(41)
Current year depreciation charge	(11)	(655)	(1 552)	(2)	(2 220)
Reversal of impairment of right of use assets (note 9)	3	2	4	—	9
Carrying amount at 30 June 2022	217	5 180	7 231	1	12 629

			Plant,
			equipment	Mineral
	Land	Buildings	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Right of use assets
Carrying amount at 30 June 2020	184	6 446	7 179	7	13 816
Additions	94	527	1 278	—	1 899
Modifications and reassessments	—	(689)	(104)	—	(793)
Acquisition of business	—	—	111	—	111
Disposal of business	—	—	(55)	—	(55)
Reclassification from/(to) held for sale (note 11)	—	(3)	(41)	—	(44)
Translation of foreign operations	(26)	(304)	827	—	497
Terminations	—	(125)	(52)	(1)	(178)
Current year depreciation charge	(11)	(694)	(1 607)	(5)	(2 317)
Net impairment of right of use assets (note 9)	—	(5)	(28)	—	(33)
Carrying amount at 30 June 2021	241	5 153	7 508	1	12 903

SASOL ANNUAL FINANCIAL STATEMENTS 2022 51

17Leases continued

			Plant,
			equipment	Mineral
	Land	Buildings	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
2022
Cost	301	7 616	11 842	7	19 766
Accumulated depreciation and impairment	(84)	(2 436)	(4 611)	(6)	(7 137)
	217	5 180	7 231	1	12 629
2021
Cost	549	7 389	10 763	4	18 705
Accumulated depreciation and impairment	(308)	(2 236)	(3 255)	(3)	(5 802)
	241	5 153	7 508	1	12 903
2020
Cost	523	8 046	10 954	9	19 532
Accumulated depreciation and impairment	(339)	(1 600)	(3 775)	(2)	(5 716)
	184	6 446	7 179	7	13 816

		2022	2021
for the year ended 30 June	Note	Rm	Rm
Lease liabilities
Total long-term lease liabilities		14 266	13 906
Short-term portion (included in short-term debt)	18	1 768	1 771
		16 034	15 677
RECONCILIATION
Balance at beginning of year		15 677	17 719
New lease contracts		1 979	2 011
Payments made on lease liabilities		(2 264)	(2 180)
Modifications and reassessments		(23)	(802)
Interest accrued		453	332
Termination of lease liability		(63)	(189)
Acquisition of business		—	111
Disposal of business		—	(25)
Transfer (to)/from disposal groups held for sale		(362)	10
Translation of foreign operations		637	(1 310)
Balance at end of year		16 034	15 677

	2022	2021	2020
for the year ended 30 June	Rm	Rm	Rm
Amounts recognised in income statement
Interest expense (included in net finance cost)	1 357	1 488	1 465
Expense relating to short-term leases*	474	423	757
Expense relating to leases of low-value assets that are not shown above as short-term leases*	79	65	33
Expense relating to variable lease payments not included in lease liabilities (included in other operating expenses and income)*	32	58	64

Amounts recognised in statement of cash flows
Total cash outflow on leases	3 753	3 882	4 048
*	Included in cash paid to suppliers and employees in the statement of cash flows.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 52

17	Leases continued

The group leases a number of assets as part of its activities. These primarily include corporate office buildings in Sandton and Houston, rail yard, rail cars, retail convenience centres and storage facilities. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. A maturity analysis of lease liabilities is provided in note 39.

Areas of judgement:

Various factors are considered in assessing whether an arrangement contains a lease including whether a service contract includes the implicit right to substantially all of the economic benefits from assets used in providing the service and whether the group directs how and for what purpose such assets are used. In performing this assessment, the group considers decision-making rights that will most affect the economic benefits that will be derived from the use of the asset such as changing the type, timing, or quantity of output that is produced by the asset.

Incorporating optional lease periods where there is reasonable certainty that the option will be extended is subject to judgement and has an impact on the measurement of the lease liability and related right of use asset. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option, including consideration of the significance of the underlying asset to the operations and the expected remaining useful life of the operation where the leased asset is used.

The incremental borrowing rate that the group applies is the rate that the group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The estimation of the incremental borrowing rate is determined for each lease contract using the risk-free rate over a term matching that of the lease, adjusted for other factors such as the credit rating of the lessee, a country risk premium and the borrowing currency. A higher incremental borrowing rate would lead to the recognition of a lower lease liability and corresponding right of use asset.

The range of incremental borrowing rates applied were as follows:

Southern Africa	4,18 - 16,47% (2021: 6,19 - 15,35%)
North America	1,46 - 5,77% (2021: 2,15 - 5,64%)
Eurasia	0,38 - 11,16% (2021: 0,38 - 6,35%)

Accounting policies:

At contract inception all arrangements are assessed to determine whether it is, or contains, a lease. At the commencement date of the lease, the group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;
●	variable lease payments that depend on an index or a rate;
●	amounts expected to be paid under residual value guarantees;
●	the exercise price of a purchase option reasonably certain to be exercised;
●	payments of penalties for terminating the lease, if the lease term reflects the group exercising the option to terminate; and
●	lease payments to be made under reasonably certain extension options.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 53

17	Leases continued

Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are capitalised as part of the cost of inventories or assets under construction) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. The incremental borrowing rate is the rate that the group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions.

After the commencement date, finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The group applies the recognition exemptions to short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and leases of assets that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expenses over the lease term.

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Right of use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the group is reasonably certain to exercise a purchase option, the right of use asset is depreciated over the underlying asset’s useful life. The depreciation charge is recognised in the income statement unless it is capitalised as part of the cost of inventories or assets under construction.

The right of use assets are also subject to impairment. Refer to the accounting policies in note 9 on Remeasurement items affecting profit or loss.

Where the group transfers control of an asset to another entity (buyer-lessor) and leases that same asset back from the buyer-lessor, the group derecognises the underlying asset and recognises a right-of-use asset at the proportion of the previous carrying amount of the transferred asset that relates to the right of use retained by the group. The group also recognises a lease liability measured at the present value of all expected future lease payments with the resulting gain or loss being included in remeasurement items.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 54

18	Short-term debt

		2022	2021
for the year ended 30 June	Note	Rm	Rm
Short-term debt		82	60
Short-term portion of
long-term debt[1]	16	22 334	5 506
lease liabilities	17	1 768	1 771
		24 184	7 337
1	At 30 June 2022 R16 billion (US$1 billion) US Dollar bond as well as R2,2 billion relating to the DMTN were classified as short-term, these are repayable in November and August 2022 respectively.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 55

CAPITAL ALLOCATION AND UTILISATION

SASOL ANNUAL FINANCIAL STATEMENTS 2022 56

INVESTING ACTIVITIES

19	Property, plant and equipment

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction*	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2021	3 871	11 554	128 986	27 476	26 134	198 021
Additions	20	80	701	58	21 754	22 613
to sustain existing operations	20	75	671	58	20 091	20 915
to expand operations	—	5	30	—	1 663	1 698
Reduction in rehabilitation provisions capitalised (note 32)	—	—	(33)	(56)	(395)	(484)
Finance costs capitalised	—	—	—	—	740	740
Assets capitalised or reclassified	(170)	(445)	17 482	88	(17 203)	(248)
Reclassification to held for sale (note 11)	(51)	(22)	(340)	—	(59)	(472)
Translation of foreign operations	407	908	13 527	—	195	15 037
Disposals and scrapping	(10)	(533)	(2 565)	(87)	(607)	(3 802)
Current year depreciation charge	—	(434)	(8 599)	(2 499)	—	(11 532)
Net impairment reversal of property, plant and equipment (note 9)	(57)	13	1 416	—	63	1 435
Carrying amount at 30 June 2022	4 010	11 121	150 575	24 980	30 622	221 308

*Includes intangible assets under construction.

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction*	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2020	5 591	11 954	152 255	30 043	27 802	227 645
Additions	18	4	1 063	43	14 894	16 022
to sustain existing operations	18	—	948	43	13 792	14 801
to expand operations	—	4	115	–	1 102	1 221
Net reclassification (to)/from other assets	(2)	56	(750)	20	722	46
Reduction in rehabilitation provisions capitalised	—	(4)	(55)	(1 401)	(965)	(2 425)
Establishment of joint operation[1]	325	1 097	28 079	–	62	29 563
Disposal of business[2]	(1 399)	(632)	(4 544)	(1)	(31)	(6 607)
Finance costs capitalised	—	—	–	–	880	880
Projects capitalised	73	837	11 918	2 654	(15 952)	(470)
Reclassification from/(to) held for sale (note 11)	98	349	(711)	(981)	(444)	(1 689)
Translation of foreign operations	(775)	(1 457)	(18 327)	98	(573)	(21 034)
Disposals and scrapping	(2)	(19)	(184)	(49)	(203)	(457)
Current year depreciation charge	—	(537)	(11 080)	(3 303)	–	(14 920)
Net impairment of property, plant and equipment (note 9)	(56)	(94)	(28 678)	353	(58)	(28 533)
Carrying amount at 30 June 2021	3 871	11 554	128 986	27 476	26 134	198 021

* Includes intangible assets under construction.

1Refer to note 10 for details.

2Relates mainly to the disposal of our 50% equity interest in Gemini HDPE LLC.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 57

19	Property, plant and equipment continued

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
2022
Cost	4 357	21 466	356 420	49 388	30 622	462 253
Accumulated depreciation and impairment	(347)	(10 345)	(205 845)	(24 408)	—	(240 945)
	4 010	11 121	150 575	24 980	30 622	221 308
2021
Cost	4 145	20 462	334 432	47 606	26 134	432 779
Accumulated depreciation and impairment	(274)	(8 908)	(205 446)	(20 130)	—	(234 758)
	3 871	11 554	128 986	27 476	26 134	198 021
2020
Cost	5 844	21 418	325 837	84 822	27 802	465 723
Accumulated depreciation and impairment	(253)	(9 464)	(173 582)	(54 779)	—	(238 078)
	5 591	11 954	152 255	30 043	27 802	227 645

	2022	2021	2020
for the year ended 30 June	Rm	Rm	Rm
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT (CASH FLOW)
Current year additions	22 613	16 022	38 092
Adjustments for non-cash items	(20)	(77)	(2 947)
movement in environmental provisions capitalised	(20)	(77)	(2 947)

Per the statement of cash flows	22 593	15 945	35 145

	2022	2021
for the year ended 30 June	Rm	Rm
Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	41 892	33 196
Authorised but not yet contracted for	35 830	33 297
Less expenditure to the end of year	(32 438)	(26 605)
	45 284	39 888

to sustain existing operations	30 805	25 591
to expand operations	14 479	14 297
ESTIMATED EXPENDITURE
Within one year	27 719	21 393
One to five years	17 565	18 495
	45 284	39 888

SASOL ANNUAL FINANCIAL STATEMENTS 2022 58

19Property, plant and equipment continued

Significant capital commitments and expenditure at 30 June comprise mainly of:

			Capital commitments		Capital expenditure
			2022	2021	2022	2021
Project	Project location	Business segment	Rm	Rm	Rm	Rm
Projects to sustain operations
Shutdown and major statutory maintenance	Various	Various	7 963	6 439	6 082	2 583
Environmental projects	Various	Various	3 449	3 033	1 520	1 806
Clean fuels II	Various	Fuels	2 632	1 483	893	237
Projects to expand operations
Environmental projects	South Africa	Fuels	640	—	—	—
Mozambique exploration and development	Mozambique	Gas	11 448	10 786	1 377	234
Lake Charles Chemical Project	United States	Chemicals America	—	798	99	684

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and the impact of climate change and therefore requires a significant degree of judgement to be applied by management. The remaining useful lives of property, plant and equipment have been reassessed considering the group's targeted reduction in GHG emissions and remain appropriate.

The following depreciation rates apply in the group:

Buildings and improvements	1 - 17%, units of production over life of related reserve base
Retail convenience centres (included in buildings and improvements)	3 – 5%
Plant	2 – 50%
Equipment	3 – 91%
Vehicles	5 – 33%
Mineral assets	Units of production over life of related reserve base
Life-of-mine coal assets (included in mineral assets)	Units of production over life of related reserve base

Accounting policies:

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 59

19	Property, plant and equipment continued

Life-of-mine coal assets are depreciated using the units-of-production method and is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life.

ASSETS UNDER CONSTRUCTION

Assets under construction include land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate of 4,6% (2020 – 4,9)% is calculated as the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, including borrowings made specifically for the purpose of obtaining qualifying assets once the specific qualifying asset is ready for its intended use. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 60

20	Long-term receivables and prepaid expenses

	2022	2021
for the year ended 30 June	Rm	Rm
Total long-term receivables	4 230	4 956
Impairment of long-term receivables*	(85)	(91)
Short-term portion	(1 122)	(986)
	3 023	3 879
Long-term prepaid expenses	187	345
	3 210	4 224
Comprising:
Long-term receivables (interest-bearing) - joint operations	584	605
Long-term loans	2 016	2 517
LCCP investment incentives	423	757
	3 023	3 879
*	Impairment of long-term loans and receivables

Long-term loans and receivables are considered for impairment under the expected credit loss model. Refer to note 39 for detail on the impairments recognised.

21	Equity accounted investments

At 30 June, the group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2022	2021
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	8 920	9 329
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	267	260
Associates
Enaex Africa (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	23	309	295
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)¹	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	20	2 753	—
Other equity accounted investments			Various	435	258
Carrying value of investments				12 684	10 142
1	Effective 29 June 2022 Sasol disposed of 30% of its shareholding in ROMPCO. The group retains 20% shareholding and the ability to appoint 4 of the 14 directors. Accordingly, the investment in ROMPCO is accounted for as an associate from the disposal date.

There are no significant restrictions on the ability of the joint ventures or associate to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 61

21	Equity accounted investments continued

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. Refer to note 9 for more information on impairment assessments performed.

Summarised financial information for the group’s share of equity accounted investments which are not material*

	2022	2021
for the year ended 30 June	Rm	Rm
Operating profit	114	128
Profit before tax	159	140
Taxation	(50)	(45)
Profit for the year	109	95
*	The financial information provided represents the group’s share of the results of the equity accounted investments.

	2022	2021
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	688	622
Authorised but not yet contracted for	884	713
Less: expenditure to the end of year	(562)	(348)
	1 010	987

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL and ROMPCO are considered to be material as it is closely monitored by and reported on to the decision makers and are considered to be a strategically material investments.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 62

21	Equity accounted investments continued

Summarised financial information for the group’s material equity accounted investments

In accordance with the group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the group’s material joint venture and associate. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

Joint venture
ORYX GTL Limited
	2022	2021
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	13 723	13 149
Deferred tax asset	292	212
Cash and cash equivalents*	4 208	2 682
Other current assets	7 775	5 307
Total assets	25 998	21 350
Other non-current liabilities	704	742
Other current liabilities	4 594	1 178
Tax payable	2 496	391
Total liabilities	7 794	2 311
Net assets	18 204	19 039
Summarised income statement
Turnover	16 620	8 538
Depreciation and amortisation	(1 625)	(1 759)
Other operating expenses	(5 497)	(4 513)
Operating profit before interest and tax	9 498	2 266
Finance income	33	6
Finance cost	(42)	(48)
Profit before tax	9 489	2 224
Taxation	(3 329)	(758)
Profit and total comprehensive income for the year	6 160	1 466
The group’s share of profits of equity accounted investment	3 019	719
49% share of profit before tax	4 650	1 090
Taxation	(1 631)	(371)

Reconciliation of summarised financial information
Net assets at the beginning of the year	19 039	21 452
Earnings before tax for the year	9 489	2 224
Taxation	(3 329)	(758)
Foreign exchange differences	2 438	(3 879)
Dividends paid**	(9 433)	—
Net assets at the end of the year	18 204	19 039
Carrying value of equity accounted investment	8 920	9 329

*Cash and cash equivalents was disclosed separately from other current assets in the current and prior year.

**ORYX GTL Limited declared a dividend of R4,6 billion (Sasol’s share) of which R3 billion has been received at 30 June 2022. Refer to note 25.

The year-end for ORYX GTL Limited is 31 December, however the group uses the financial information at 30 June.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 63

21	Equity accounted investments continued

The carrying value of the investment represents the group’s interest in the net assets thereof.

	Associate
	The Republic of
	Mozambique Pipeline
	Investment Company
	(Pty) Ltd (ROMPCO)
	2022	2021
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets[1]	5 770	—
Cash and cash equivalents	1 056	—
Other current assets	373	—
Total assets	7 199	—
Other non-current liabilities	812	—
Other current liabilities	125	—
Tax payable	51	—
Total liabilities	988	—
Net assets	6 211	—
Carrying value of equity accounted investment	2 753	—

1 Includes fair value adjustment on acquisition of investment.

On 29 June 2022 the group disposed of 30% of its investment in ROMPCO, retaining a 20% interest.

The carrying value of the investment represents the group’s interest in the net assets thereof.

Contingent liabilities

There were no contingent liabilities at 30 June 2022 and 30 June 2021 relating to our joint ventures or associates.

Accounting policies:

The financial results of associates and joint ventures are included in the group’s results according to the equity method from acquisition date until the disposal date. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 64

22	Interest in joint operations

At 30 June, the group’s interest in material joint operations were:

			% of equity owned
			2022	2021
Name	Country of incorporation	Nature of activities	%	%
Louisiana Integrated Polyethylene JV LLC	United States of America	Manufactures high density polyethylene chemicals	50	50
Sasol Canada[1]	Canada	Development of shale gas reserves and production and marketing of shale gas	—	50
Natref	South Africa	Refining of crude oil	64	64
1	The Group sold its investment in Sasol Canada on 29 July 2021.

In accordance with the Group's accounting policy, the results of joint operations are accounted for on a line by line basis. The information provided is Sasol’s share of joint operations (excluding unincorporated joint operations) and includes intercompany transactions and balances.

	Louisiana
	Integrated
	Polyethylene		Total	Total
	JV LLC*	Natref	2022	2021**
for the year ended 30 June	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	30 554	3 595	34 149	30 647
External current assets	1 006	351	1 357	4 872
Intercompany current assets	60	12	72	2
Total assets	31 620	3 958	35 578	35 521
Shareholders’ equity	30 785	296	31 081	28 754
Long-term liabilities	27	2 427	2 454	2 522
Interest-bearing current liabilities	44	193	237	225
Non-interest-bearing current liabilities	546	655	1 201	2 607
Intercompany current liabilities	218	387	605	1 413
Total equity and liabilities	31 620	3 958	35 578	35 521
*

The joint operation with LyondellBasell operates as a tolling arrangement. Sasol retains control of our portion of the goods during the toll processing, for which a fee is paid, and only recognises revenue when the finished goods are transferred to a final customer. Equistar, as subsidiary of LyondellBasell, acts as an independent agent, for a fee, to exclusively market and sell all of Sasol's Linear low-density polyethylene (LLDPE) and Low-density polyethylene (LDPE) produced by the joint operation to customers.

**	The group sold it's investment in Sasol Canada on 29 July 2021 and its investment in Central Térmica de Ressano Garcia (CTRG) on 29 April 2022.

At 30 June 2022, the group’s share of the total capital commitments of joint operations amounted to R952 million (2021 – R717 million).

SASOL ANNUAL FINANCIAL STATEMENTS 2022 65

23	Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, primarily holds our interests in companies incorporated outside of South Africa. The following table presents each of the group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2022.

There are no significant restrictions on the ability of the group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2022	2021
Significant operating subsidiaries
Direct
Sasol Mining Holdings (Pty) Ltd	South Africa	Holding company of the group’s mining interests	100	100
Sasol Technology (Pty) Ltd	South Africa	Engineering services, research and development and technology transfer	100	100
Sasol Financing Limited	South Africa	Management of cash resources, investments and procurement of loans (for South African operations)	100	100
Sasol Investment Company (Pty) Ltd	South Africa	Holding company for foreign investments	100	100
Sasol South Africa Limited[1]	South Africa	Integrated petrochemicals and energy company	100	100
Sasol Middle East and India (Pty) Ltd	South Africa	Develop and implement international GTL and CTL ventures	100	100
Sasol Africa (Pty) Ltd	South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100
Sasol Oil (Pty) Ltd	South Africa	Marketing of fuels and lubricants	75	75
Sasol New Energy Holdings (Pty) Ltd	South Africa	Developing lower-carbon energy solutions	100	100
1	Sasol Khanyisa shareholders indirectly have an 18,4% shareholding in Sasol South Africa Limited. Once the Khanyisa funding is settled, the Sasol Khanyisa ordinary shares will be exchanged for Sasol BEE Ordinary (SOLBE1) shares listed on the empowerment segment of the JSE.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 66

23	Interest in significant operating subsidiaries continued

	Country of		% of equity owned
Name	incorporation	Nature of activities	2022		2021
Significant operating subsidiaries
Indirect
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)[1]	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	—	[1]	50
Sasol Financing International Limited	South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100		100
Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100		100
Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100		100
Sasol Mining (Pty) Ltd	South Africa	Coal mining activities	90		90
Sasol Canada Holdings Limited[2]	Canada	Exploration, development, production, marketing and distribution of natural oil and gas and associated products in Canada	—		100
Sasol Chemicals (USA) LLC	United States of America	Production, marketing and distribution of chemical products	100		100
Sasol Financing USA LLC	United States of America	Management of cash resources, investment and procurement of loans (for our North American operations)	100		100
1	Sasol sold 30% and retained 20% of our equity interest in the ROMPCO pipeline on 29 June 2022. ROMPCO is now accounted for as an associate. Refer note 21.
2	Sasol sold its investment in Sasol Canada on 29 July 2021.

Our other interests in subsidiaries are not considered significant.

Non-controlling interests

The group has a number of subsidiaries with non-controlling interests, however none of them were material to the Statement of Financial position.

Areas of judgement:

The disclosure of subsidiaries is based on materiality taking into account the contribution to turnover, assets of the group, and the way the business is managed and reported on.

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve until there is a disposal of the foreign operation. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal and included in remeasurement items.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 67

WORKING CAPITAL

24	Inventories

	2022	2021
for the year ended 30 June	Rm	Rm
Carrying value
Crude oil and other raw materials	6 515	4 269
Process material	2 079	1 834
Maintenance materials	5 636	5 585
Work in progress	2 661	2 560
Manufactured products	23 988	15 315
Consignment inventory	231	179
	41 110	29 742

A net realisable value write-down of R451 million was recognised in 2022 (2021 - R83 million).

Inventory of R1 803 million (2021 – R1 118 million) is held at net realisable value.

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes, are usually produced as a consequence of the main product stream, and are immaterial to the group. Revenue from sale of by-products is offset against the cost of the main products.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

SASOL ANNUAL FINANCIAL STATEMENTS 2022 68

25	Trade and other receivables

	2022	2021
for the year ended 30 June	Rm	Rm
Trade receivables[1]	32 778	23 692
Other receivables	4 546	3 708
Related party receivables — equity accounted investments[2]	2 074	255
Impairment of trade and other receivables*	(462)	(515)
Trade and other receivables	38 936	27 140
Slate recovery receivable[3]	2 571	78
Duties recoverable from customers	485	263
Prepaid expenses and other	2 115	1 860
Value added tax[4]	2 564	1 592
	46 671	30 933
1	Increase mainly as a result of higher sales prices and weaker Rand/$ closing rate.
2	Included in related party receivables is a dividend receivable from ORYX GTL Limited of R1,6 billion.
3

Sasol Oil Slate balance reflecting an under recovery mainly as a result of increased international crude oil prices coupled with a weak Rand/$ exchange rate. The slate balance will be recovered through the Department of Mineral Resources and Energy's slate levy mechanism and under recoveries due to BFP price changes.

4	Increase due to refund received after 30 June 2022.

*Impairment of trade receivables

Trade receivables are considered for impairment under the expected credit loss model. Trade receivables are written off when there is no reasonable prospect that the customer will pay. Refer to note 39 for detail on the impairments recognised.

No individual customer represents more than 10% of the group’s trade receivables.

Collateral

The group holds no collateral over the trade receivables which can be sold or pledged to a third party.

Accounting policies:

Trade and other receivables are recognised initially at transaction price and subsequently stated at amortised cost using the effective interest rate method, less impairment losses. A simplified expected credit loss model is applied for recognition and measurement of impairments in trade receivables, where expected lifetime credit losses are recognised from initial recognition, with changes in loss allowances recognised in profit and loss. The group did not use a provisional matrix. Trade and other receivables are written off where there is no reasonable expectation of recovering amounts due. The trade receivables do not contain a significant financing component.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 69

26	Trade and other payables

	2022	2021
for the year ended 30 June	Rm	Rm

Trade payables*	26 888	17 197
Capital project related payables	457	960
Accrued expenses	4 807	4 323
Other payables (financial liabilities)**	6 611	652
Related party payables	1 110	157
third parties	191	155
equity accounted investments	919	2
Trade payables	39 873	23 289
Other payables (non financial liabilities)***	9 037	8 422
Duties payable to revenue authorities	4 172	4 785
Value added tax	473	174
	53 555	36 670
*	Increase mainly due to the increase in the cost of raw material
**	Other payables (financial liabilities) relate to payables for crude oil derivatives that settled out of the money.
***	Other payables (non-financial liabilities) include employee-related payables.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

27	(Increase)/decrease in working capital

	2022	2021	2020
	Rm	Rm	Rm
(Increase)/decrease in inventories	(12 281)	(4 872)	3 397
(Increase)/decrease in trade receivables	(9 414)	(7 198)	6 431
Increase/(decrease) in trade payables	10 159	4 916	(3 990)
(Increase)/decrease in working capital	(11 536)	(7 154)	5 838

SASOL ANNUAL FINANCIAL STATEMENTS 2022 70

CASH MANAGEMENT

28	Cash and cash equivalents

	2022	2021
for the year ended 30 June	Rm	Rm
Cash and cash equivalents	40 577	28 981
Restricted cash and cash equivalents	2 563	2 250
	43 140	31 231
Bank overdraft	(173)	(243)
Per the statement of cash flows	42 967	30 988
Cash by currency
Rand	27 122	14 994
Euro	2 835	2 159
US dollar	12 289	12 787
Other currencies	721	1 048
	42 967	30 988

Included in restricted cash and cash equivalents are cash in respect of various special purpose entities and joint operations in the group for use within those entities only, cash in respect of short-term rehabilitation commitments and cash deposits serving as collateral for bank guarantees.

Accounting policies:

Cash and cash equivalents comprises cash on hand, cash restricted for use, bank overdraft, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

It is Sasol's accounting policy to present the Statement of cash flows on the direct method. Notes are supplied as supplemental information to the Statement of cash flows.

29	Cash generated by operating activities

		2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	30	67 674	52 268	36 546
(Increase)/decrease in working capital	27	(11 536)	(7 154)	5 838
		56 138	45 114	42 384

SASOL ANNUAL FINANCIAL STATEMENTS 2022 71

30	Cash flow from operations

		2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm
Earnings/(loss) before interest and tax (EBIT/(LBIT))		61 417	16 619	(111 926)
Adjusted for
share of (profits)/losses of equity accounted investments	21	(3 128)	(814)	347
equity-settled share-based payment	35	1 164	1 927	1 946
depreciation and amortisation		14 073	17 644	22 327
effect of remeasurement items	9	(9 903)	23 218	111 978
movement in long-term provisions
income statement charge	32	643	(3)	(2 208)
utilisation	32	(310)	(388)	(734)
movement in short-term provisions		(2 182)	2 839	39
movement in post-retirement benefits		443	880	733
translation effects		(886)	(5 047)	6 098
write-down of inventories to net realisable value		451	83	384
movement in financial assets and liabilities		2 760	(4 225)	3 990
movement in other receivables and payables		3 223	(240)	3 057
other non-cash movements		(91)	(225)	515
		67 674	52 268	36 546

31	Dividends paid

	2022	2021	2020
for the year ended 30 June	Rm	Rm	Rm
Final dividend — prior year	23	16	10
Interim dividend — current year	26	30	21
	49	46	31
Forecast cash flow on final dividend — current year	9 344	—	—

Dividends paid relate to dividends distributed by Sasol South Africa Limited to Sasol Khanyisa participants. The forecast cash flow on the final dividend is calculated based on the net number of Sasol ordinary shares and BEE ordinary shares in issue at 30 June 2022 of 636 million. The actual dividend payment will be determined on the record date of 6 September 2022.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 72

PROVISIONS AND RESERVES

PROVISIONS	74

Long-term provisions	74

Short-term provisions	75

Post-retirement benefit obligations	77

RESERVES	87

Share-based payment reserve	87

SASOL ANNUAL FINANCIAL STATEMENTS 2022 73

PROVISIONS

32	Long-term provisions

		Share-
	Environ-	based
	mental	payments	Other	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance at beginning of year	16 196	29	1 136	17 361
Capitalised to property, plant and equipment	20	—	—	20
Reduction in rehabilitation provision capitalised[1]	(484)	—	—	(484)
Transfer to disposal groups held for sale[2]	(938)	—	(30)	(968)
Per the income statement	925	(27)	(255)	643
additional provisions and changes to existing provisions	971	(9)	52	1 014
reversal of unutilised amounts	—	(18)	(252)	(270)
effect of change in discount rate	(46)	—	(55)	(101)
Notional interest	721	—	5	726
Utilised during year (cash flow)	(216)	(2)	(92)	(310)
Foreign exchange differences recognised in income statement	138	—	32	170
Translation of foreign operations	845	—	12	857
Balance at end of year	17 207	—	808	18 015
1	Decrease in rehabilitation provision capitalised in 2022 relates to a reassessment of the provision based on discount rates and cost estimates.
2	Relates to long-term provisions of the European wax business disposed of during the year, refer note 10.

		2022	2021
for the year ended 30 June	Note	Rm	Rm
Expected timing of future cash flows
Within one year		1 465	1 197
One to five years		5 429	5 287
More than five years		11 121	10 877
		18 015	17 361
Short-term portion	33	(1 465)	(1 197)
Long-term provisions		16 550	16 164
Estimated undiscounted obligation*		105 792	92 109
*	Increase relates mainly to a reassessment of cost estimates and volumes used in the environmental provisions.

Environmental provisions

In accordance with the group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises, representing the estimated actual cash flows in the period in which the obligation is settled.

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 74

32	Long-term provisions continued

The total environmental provision at 30 June 2022 amounted to R17 207 million (2021 — R16 196 million). In line with the requirements of the legislation of South Africa, the utilisation of certain investments is restricted for mining rehabilitation purposes. These investments amounted to R700 million (2021 — R676 million). In addition, indemnities of R2 314 million (2021 — R2 190 million) are in place.

The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2022	2021
for the year ended 30 June	%	%
South Africa	6,6 to 10,1	4,2 to 10,3
Europe	0,6 to 2,4	0,0 to 0,5
United States of America	2,2 to 3,3	0,2 to 1,8

	2022	2021
for the year ended 30 June	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(4 405)	(4 352)
amount capitalised to property, plant and equipment	(1 237)	(1 250)
income recognised in income statement	(3 168)	(3 102)
Decrease in the discount rate	5 474	5 266
amount capitalised to property, plant and equipment	1 646	1 787
expense recognised in income statement	3 828	3 479

Share Appreciation Rights scheme

All remaining rights in terms of the Share Appreciation Rights scheme have vested and will expire in September 2022. The unexercised rights have an intrinsic value of Rnil (2021: Rnil).

33	Short-term provisions

		2022	2021
for the year ended 30 June	Note	Rm	Rm
Other provisions[1]		1 126	3 370
Short-term portion of
long-term provisions	32	1 465	1 197
post-retirement benefit obligations	34	553	497
		3 144	5 064
1

Decrease mainly relates to a provision raised in 2021 for the National Energy Regulator of South Africa's final decision on the maximum gas price methodology for Sasol Gas, which was reclassified to trade and other payables in 2022. Refer note 36.1. The remaining balance includes emission right provisions of R609 million and employee related provisions of approximately R214 million.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 75

33	Short-term provisions continued

Accounting policies:

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Termination benefits are recognised as a liability at the earlier of the date of recognition of restructuring costs or when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations as well as the period in which it will be settled. The pace of transition to a low carbon economy will impact the anticipated time period over which decommissioning liabilities are expected to be incurred in future.

It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group’s financial position, liquidity or cash flow.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 76

34	Post-retirement benefit obligations

		Non-current		Current		Total
		2022	2021	2022	2021	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement healthcare obligations	34.1
South Africa		3 300	3 238	256	218	3 556	3 456
United States of America		228	236	20	21	248	257
		3 528	3 474	276	239	3 804	3 713
Pension obligations	34.2
Foreign — post-retirement benefit obligation		6 535	9 823	277	258	6 812	10 081
Total post-retirement benefit obligations		10 063	13 297	553	497	10 616	13 794

Pension assets	34.2
South Africa — post-retirement benefit asset		(64)	(46)	—	—	(64)	(46)
Foreign — post-retirement benefit asset		(569)	(545)	—	—	(569)	(545)
Total post-retirement benefit assets		(633)	(591)	—	—	(633)	(591)
Net pension obligations		5 902	9 232	277	258	6 179	9 490

		Loss/(gain) recognised in the income			Loss/(gain) recognised in other
		statement			comprehensive income
		2022	2021	2020	2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement benefit obligations
Post-retirement healthcare obligations	34.1	442	407	467	(131)	201	(1 040)
Pension benefits - projected benefit obligation	34.2	7 934	7 248	7 073	(3 184)	5 715	(6 921)
Pension benefits - plan asset of funded obligation	34.2	(6 699)	(6 115)	(5 470)	(963)	(7 062)	7 507
Net movement on asset limitation and reimbursive right		396	357	232	1 863	312	601
		2 073	1 897	2 302	(2 415)	(834)	147

The group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical cover provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded. In the United States of America certain of our Pension Funds are funded.

Accounting policies:

The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which the related services are rendered by the employee.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 77

34	Post-retirement benefit obligations continued

The group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to members in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

●	when the plan amendment or curtailment occurs; or
●	when the group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling, determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

	Healthcare benefits	Pension benefits
Last actuarial valuation — South Africa	31 March 2022	31 March 2022
Last actuarial valuation — United States of America	30 June 2022	30 June 2022
Last actuarial valuation — Europe	n/a	30 April 2022
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 78

34	Post-retirement benefit obligations continued

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

			United States of
	South Africa		America				Europe
	2022	2021	2022		2021		2022	2021
at valuation date	%	%	%		%		%	%
Healthcare cost inflation	7,5	7,5	n/a	*	n/a	*	n/a	n/a
Discount rate — post-retirement medical benefits	12,4	11,6	4,3		2,7		n/a	n/a
Discount rate — pension benefits	12,4	11,1	4,2		2,0		2,5	1,2
Pension increase assumption	5,1	5,2	n/a	**	n/a	**	2,2	1,8
Average salary increases	5,5	5,5	4,2		4,2		3,2	2,8
Weighted average duration of the obligation — post-retirement medical obligation	14 years	13 years	10 years		12 years		n/a	n/a
Weighted average duration of the obligation — pension obligation	12 years	12 years	4 years		7 years		16 years	18 years

*

The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**	There are no automatic pension increases for the United States of America pension plan.

Assumptions regarding future mortality are based on published statistics and mortality tables.

34.1	Post-retirement healthcare obligations

In South Africa, certain healthcare and life assurance benefits are provided to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund.

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2022	2021	2022	2021	2022	2021
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	3 456	2 992	257	385	3 713	3 377
Movements recognised in the income statement:	421	413	21	(6)	442	407
current service cost	30	26	14	18	44	44
interest cost	391	387	7	7	398	394
curtailments and settlements	—	—	—	(31)	—	(31)
Actuarial (gains)/losses recognised in other comprehensive income:	(91)	237	(40)	(36)	(131)	201
arising from changes in financial assumptions	(284)	539	(41)	(12)	(325)	527
arising from changes in actuarial experience	193	(302)	1	(24)	194	(326)
Benefits paid	(230)	(186)	(22)	(23)	(252)	(209)
Translation of foreign operations	—	—	32	(63)	32	(63)
Total post-retirement healthcare obligation at end of year	3 556	3 456	248	257	3 804	3 713

SASOL ANNUAL FINANCIAL STATEMENTS 2022 79

34	Post-retirement benefit obligations continued
34.1	Post-retirement healthcare obligations continued

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2022	2021	2022		2021
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:
Increase in the healthcare cost inflation	387	411	—	*	—	*
Decrease in the healthcare cost inflation	(325)	(344)	—	*	—	*
Increase in the discount rate	(309)	(329)	(21)		(25)
Decrease in the discount rate	373	399	28		34
*

A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. There are no automatic pension increases for the United States pension plan.

A change in the pension increase assumption will not have an effect on the above obligation. In South Africa the post-retirement benefit contributions are linked to medical aid inflation and based on a percentage of income or pension. Where pension increases differ from medical aid inflation, the difference will need to be allowed for in a change in the percentage of income or pension charged.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Healthcare cost inflation risk

Healthcare cost inflation is consumer price index inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate will increase the obligation of the plan.

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 80

34	Post-retirement healthcare obligations continued
34.2	Pension benefits

South African operations

Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets at 31 March 2022 are 2 077 048 (2021 — 2 082 248) Sasol ordinary shares valued at R772 million (2021 — R454 million) at year-end purchased under terms of an approved investment strategy, and property valued at R1 533 million (2021 — R1 521 million) that is currently occupied by Sasol.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 81

34	Post-retirement healthcare obligations continued
34.2	Pension benefits continued

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2022	2021	2022	2021
at 30 June	%	%	%	%
Equities	55	54	35	30
resources	7	7	5	4
industrials	3	2	4	3
consumer discretionary	9	11	4	4
consumer staples	7	9	2	2
healthcare	5	5	4	4
information technologies	8	6	8	6
telecommunications	4	4	3	2
financials (ex real estate)	12	10	5	5
Fixed interest	18	16	40	50
Direct property	10	11	9	6
Listed property	3	2	—	—
Cash and cash equivalents	2	4	—	—
Third party managed assets	11	12	—	—
Other	1	1	16	14
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 82

34	Post-retirement benefit obligations continued
34.2	Pension benefits Continued

Investment strategy

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa¹		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	25	35	—	100
foreign	25	35	—	100
Fixed interest	10	25	—	100
Property	10	20	—	100
Other	—	15	—	100
1	Members of the defined contribution scheme have a choice of four investment portfolios. The total assets of the fund under these investment portfolios are R216 million, R64 656 million, R1 269 million and R919 million for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The South African targeted allocation was updated to incorporate the higher permissible foreign asset allocation, by raising the foreign equity allocation to a range of 25-35% from 15-30% (the mid-point effectively increases by 7,5 percentage points) and reducing the local equity allocation commensurately.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2022	2021	2022	2021	2022	2021
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded)	60 478	57 054	3 218	3 240	63 696	60 294
defined benefit portion	29 569	25 119	3 218	3 240	32 787	28 359
defined benefit option for defined contribution members	30 909	31 935	—	—	30 909	31 935
Plan assets	(66 284)	(60 671)	(3 787)	(3 732)	(70 071)	(64 403)
defined benefit portion	(35 375)	(28 736)	(3 787)	(3 732)	(39 162)	(32 468)
defined benefit option for defined contribution members	(30 909)	(31 935)	—	—	(30 909)	(31 935)
Projected benefit obligation (unfunded)	—	—	6 812	10 028	6 812	10 028
Asset not recognised due to asset limitation	5 742	3 571	—	—	5 742	3 571
Net liability/(asset) recognised	(64)	(46)	6 243	9 536	6 179	9 490

SASOL ANNUAL FINANCIAL STATEMENTS 2022 83

34	Post-retirement benefit obligations continued
34.2	Pension benefits Continued

The increase of R1 775 million in the asset limitation (2021 — R291 million) was recognised as a loss in other comprehensive income while interest on the asset of R396 million (2021 – R357 million) was recognised in the income statement.

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the group has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The remaining estimated surplus due to the company amounted to approximately R64 million (2021 — R46 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 84

34	Post-retirement benefit obligations continued
34.2	Pension benefits continued

Reconciliation of projected benefit obligation

	South Africa		Foreign		Total
	2022	2021	2022	2021	2022	2021
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	57 054	47 228	13 268	16 321	70 322	63 549
Movements recognised in income statement:	7 326	6 571	608	677	7 934	7 248
current service cost	1 115	923	434	579	1 549	1 502
curtailments and settlements	—	—	—	(129)	—	(129)
interest cost	6 211	5 648	174	227	6 385	5 875
Actuarial (gains)/losses recognised in other comprehensive income:	(533)	6 093	(2 651)	(378)	(3 184)	5 715
arising from changes in demographic assumptions	—	—	—	(1)	—	(1)
arising from changes in financial assumptions	(2 133)	303	(2 654)	(452)	(4 787)	(149)
arising from change in actuarial experience	1 600	5 790	3	75	1 603	5 865
Member contributions	536	503	—	—	536	503
Benefits paid	(3 905)	(3 341)	(496)	(1 070)	(4 401)	(4 411)
Disposal of business[1]	—	—	(1 223)	—	(1 223)	—
Translation of foreign operations	—	—	524	(2 282)	524	(2 282)
Projected benefit obligation at end of year	60 478	57 054	10 030	13 268	70 508	70 322

unfunded obligation[2]	—	—	6 812	10 028	6 812	10 028
funded obligation	60 478	57 054	3 218	3 240	63 696	60 294
1	Relates to the disposal of Sasol's European wax business in Germany.
2

Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value of R135 million (2021 – R218 million). A decrease of R88 million (2021 – increase of R22 million) has been recognised as a loss in other comprehensive income in respect of the reimbursive right.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 85

34	Post-retirement benefit obligations continued
34.2	Pension benefits Continued

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2022	2021	2022	2021	2022	2021
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Fair value of plan assets at beginning of year	60 671	50 618	3 732	4 502	64 403	55 120
Movements recognised in income statement:	6 610	6 035	89	80	6 699	6 115
interest income	6 610	6 035	89	80	6 699	6 115
Actuarial gains/(losses) recognised in other comprehensive income:	1 200	6 303	(237)	759	963	7 062
arising from return on plan assets	1 200	6 303	(237)	759	963	7 062
(excluding interest income)
Plan participant contributions[1]	536	503	—	—	536	503
Employer contributions[1]	1 172	553	27	53	1 199	606
Benefit payments	(3 905)	(3 341)	(312)	(869)	(4 217)	(4 210)
Translation of foreign operations	—	—	488	(793)	488	(793)
Fair value of plan assets at end of year	66 284	60 671	3 787	3 732	70 071	64 403
Actual return on plan assets	7 810	12 338	(148)	839	7 662	13 177
1	Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions of funded obligations for the 2023 financial year.

	South Africa	Foreign
	Rm	Rm
Pension contributions	1 209	29

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2022	2021	2022		2021
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	6	9	312		470
Decrease in average salaries increase assumption	(6)	(8)	(271)		(446)
Increase in the discount rate	(1 161)	(1 474)	(1 199)		(1 833)
Decrease in the discount rate	1 364	1 748	1 507		2 360
Increase in the pension increase assumption	1 453	1 821	929	*	1 353	*
Decrease in the pension increase assumption	(1 261)	(1 566)	(737)	*	(1 102)	*
*

This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 86

34	Post-retirement benefit obligations continued
34.2	Pension benefits Continued

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

RESERVES

35	Share-based payment reserve

		2022	2021	2020
for the year ended 30 June	Note	Rm	Rm	Rm

During the year, the following share-based payment expense was recognised in the income statement relating to the equity-settled share-based payment schemes:
Long-term incentives	35.1	1 001	1 042	878
Sasol Khanyisa Employee Share Ownership Plan (ESOP)	35.2	163	885	1 068
Tier 1 — Eligible Inzalo participants		—	567	642
Tier 2 — Qualifying employees		163	318	426

Equity-settled — recognised directly in equity		1 164	1 927	1 946

35.1	Sasol 2016 Long-term Incentive plan

The objective of the Sasol Long-term Incentive (LTI) plan is to provide qualifying senior employees the opportunity of receiving an incentive linked to the value of Sasol Limited ordinary shares and to align the interest of participants with the interest of shareholders. The LTI plan allows certain senior employees to earn a long-term incentive amount subject to the achievement of vesting conditions. Allocations of the LTI are linked to the performance of both the group and the individual. The employer companies make a cash contribution to an independent service provider to enable this ownership plan.

On resignation, LTIs which have not yet vested will lapse. On death, unvested LTIs vest immediately. For terminations due to retrenchment or retirement, vesting depends on the role category of the participant. Accelerated vesting does not apply to top management. The standard vesting period is three years, with the exception of top management, who have a three and five year vesting period for 50% of the awards respectively. Restricted LTIs offered to members of the GEC, have 5-year vesting period.

The maximum number of shares issued under the equity-settled LTI scheme may not exceed 32,5 million representing 5% of Sasol Limited’s issued share capital at the time of approval.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 87

35	Share-based payment reserve continued
35.1	Sasol 2016 Long-term Incentive plan continued

		Weighted average
	Number of	fair value
Movements in the number of incentives outstanding	incentives	Rand
Balance at 30 June 2020	10 908 312	345,74
LTIs granted	5 957 275	146,58
LTIs exercised	(1 940 848)	352,18
Effect of CPTs and LTIs forfeited	(1 452 069)	345,14
Balance at 30 June 2021*	13 472 670	256,68
LTIs granted	3 822 529	246,26
LTIs exercised	(1 488 900)	461,96
Effect of CPTs and LTIs forfeited	(1 544 102)	351,79
Balance at 30 June 2022*	14 262 197	222,16
*	The incentives outstanding as at 30 June 2022 have a weighted average remaining vesting period of 1,4 years. The exercise price of these options is Rnil.

	2022	2021
for year ended 30 June	Rand	Rand
Average weighted market price of LTIs vested	230,48	134,25

Average fair value of incentives granted		2022	2021
Model		Monte-Carlo	Monte-Carlo
Risk-free interest rate — Rand	(%)	4,96 – 7,28	3,99 – 5,90
Risk-free interest rate — US$	(%)	0,32 – 1,45	0,17 – 0,28
Expected volatility	(%)	78,67	98,34
Expected dividend yield	(%)	2,90	3,49
Expected forfeiture rate	(%)	5	5
Expected vesting percentage	(%)	97,27	97,42
Vesting period — top management		3/5 years	3/5 years
Vesting period — all other participants		3 Years	3 years

The risk-free rate for periods within the contractual term of the rights is based on the Rand and US$ swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares.

The overall expected vesting percentage takes into consideration service, market and non-market conditions. Refer to the Report of the Remuneration Committee for details on the vesting conditions.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 88

35	Share-based payment reserve continued
35.1	Sasol 2016 Long-term Incentive plan continued

Accounting policies:

The equity-settled schemes allow certain employees the right to receive ordinary shares in Sasol Limited after a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the shares, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These equity-settled share-based payments are not subsequently revalued.

35.2	The Sasol Khanyisa share transaction

Sasol Khanyisa was implemented on 1 June 2018. Sasol Khanyisa has been designed to comply with the revised B-BBEE legislation in South Africa and seeks to ensure ongoing and sustainable B-BBEE ownership credentials for Sasol Limited.

Sasol Khanyisa contains a number of elements structured at both a Sasol Limited and at a subsidiary level, Sasol South Africa Limited (SSA) which is a wholly-owned subsidiary of Sasol Limited and houses the majority of the group’s South African operations. Sasol Khanyisa Tier 1 was concluded in 2021.

At the end of 10 years, or earlier if the underlying funding has been settled, the participants in Khanyisa Tier 2, will exchange their SSA shareholding on a fair value-for-value basis for SOLBE1 shares to the extent that value was created during the transaction term.

SOLBE1 shares can only be traded between Black Persons on the Empowerment Segment of the JSE. This transaction will therefore ensure evergreen B-BBEE ownership credentials for Sasol Limited.

Remaining components of the transaction:

Tier 2 — SSA qualifying employees

Qualifying Black employees participate via the Khanyisa Employee Share Ownership plan (Khanyisa ESOP) through a beneficial interest, funded wholly by Sasol (vendor funding), in approximately 9,2% in SSA. As dividends are declared by SSA, 97,5% of these will be utilised to repay the vendor funding, as well as the related financing cost, calculated at 75% of prime rate. 2,5% of dividends are distributed to participants as a trickle dividend and accounted for as a non-controlling interest. At the end of the 10 year transaction term, or earlier, if the vendor funding is repaid, the net value in SSA shares will be exchanged for SOLBE1 shares on a fair value-for-value basis which will be distributed to participants. Any vendor funding not yet settled by the end of the transaction term will be settled using the SSA shares, and will reduce any distribution made to participants. Since any ultimate value created for participants will be granted in the form of SOLBE1 shares, the accounting for this transaction is similar to an option over Sasol shares granted for no consideration.

The Tier 2 options have a staggered vesting period with portions vesting from 3 years, and then each year until the end of the transaction term, being 10 years. The outstanding options at 30 June 2022 have a weighted average remaining vesting period of 2,5 years (2021: 2,6 years). The weighted average fair value of the outstanding options is R62,95 (2021: R64,53) and was derived from the Monte-Carlo option pricing model. The estimated strike price value for Tier 2 is R258,85 (2021: R290,52) and represents the remaining vendor funding per share at 30 June 2022.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 89

35	Share-based payments reserve continued
35.2	The Sasol Khanyisa share transaction continued

Accounting policies:

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. Trickle dividends paid to participants during the transaction term are taken into account in measuring the fair value of the award. As the funds to pay the trickle dividend are leaving the Company, a corresponding share of earnings will be allocated to the non-controlling shareholders.

Areas of judgement:

The measurement of the Khanyisa SSA share based payment is subject to estimation and judgment, as there are a number of variables affecting the Monte-Carlo option pricing model used in the calculation of the share based payment. The value of the share based payment is determined with reference to the extent the fair value of SSA and any dividends declared by SSA is expected to exceed any outstanding vendor financing at the end of the transaction period.

●	Equity value attributable to participants:

The value attributable to the participants by virtue of their shareholding in SSA was calculated with reference to the expected future cash flows and budgets of the SSA Group. The underlying macroeconomic assumptions utilised for this valuation are based on latest forecast and estimates and include brent crude oil prices, US$/Rand exchange rates and pricing assumptions.

●	Forecasted dividend yield:

The forecasted dividend yield of the SSA Group was calculated based on a benchmarked EBITDA multiple, and the available free cash flow anticipated over the term of the transaction of 10 years.

●	Other assumptions:

Impacts of non-transferability and appropriate minority and liquidity discounts have also been taken into account. Discount rates applied incorporate the relevant debt and equity costs of the group, and are aligned to the WACC rates for the entity.

A zero-coupon Rand interest rate swap curve was constructed and utilised as an appropriate representation of a risk-free interest rate curve.

A Rand prime interest rate curve was estimated utilising the historical Rand Prime Index and the 3 month Johannesburg Interbank Agreed Rate.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 90

OTHER DISCLOSURES

OTHER DISCLOSURES	92

Contingent liabilities	92

Related party transactions	98

Subsequent events	100

Financial risk management and financial instruments	101

SASOL ANNUAL FINANCIAL STATEMENTS 2022 91

OTHER DISCLOSURES

36	Contingent liabilities
36.1	Litigation

Construction disputes — Fischer Tropsch Wax Expansion Project in Sasolburg (FTWEP)

After the conclusion of construction of FTWEP at the Sasol One site in Sasolburg, a number of contractual claims were instituted by some contractors who were involved in the construction and project management relating to this project. Certain of these claims have already been resolved, either through settlement between the parties or through the contractual dispute resolution process. The Fluor SA (Pty) Ltd matter is still ongoing.

Fluor SA (Pty) Ltd — FTWEP

Fluor claimed a total amount of R486 million plus interest. This claim is based on the nature and quantification of Fluor’s alleged entitlement to a change to the prices and completion dates for delayed access. The claim was referred to adjudication. The adjudicator rejected Fluor’s entire claim. Subsequently, Fluor has referred its claim for Arbitration.

The Parties have agreed on the appointment of the arbitrator as well as the time schedule for the filing of pleadings in the Arbitration matter. Fluor filed its Statement of Claim on 14 December 2016 and Sasol was scheduled to file its Statement of Defence during May 2017.

However, Sasol raised certain objections to the Fluor Statement of Claim as Fluor included certain elements in the claim which were not part of the adjudication of the claim. These objections were adjudicated on 21 June 2017. The Arbitrator ruled that Sasol is not allowed to proceed with the formal objections but that they should be dealt with in Sasol’s Statement of Defence.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 92

36	Contingent liabilities continued
36.1	Litigation continued

Sasol filed its Statement of Defence and instead of Fluor filing its replication (and despite Sasol’s previous objections), Fluor amended its Statement of Claim once again. This amendment was filed without notice or leave from the Arbitrator. The amendments made changes to the way in which Fluor now argues the matter. The amendment also changes the capital amount claimed to a lesser amount, being R448 million plus interest. Sasol filed its objection to this late amendment on 22 January 2018. The objection hearing was held on 12 March 2018. The Arbitrator dismissed the objection by Sasol. Sasol accordingly filed its amended Statement of Claim on 26 April 2018.

On the 12 March 2019, Fluor filed and served a further amendment to its Statement of Claim in terms of which a further reduction in the quantum is being claimed. Fluor now claims an amount of R384 million (alternatively the amount of R407 million based on an alternative assessment of its claim). The expert report, filed shortly after the amended statement of claim indicated a further reduction in the amount claimed by Fluor. Based on the expert report the quantum claimed by Fluor reduced to R305 million alternatively R306 million. The Arbitration commenced in October 2020 however the hearing did not conclude. Hearing of Sasol’s expert evidence took place on the 12th and 13th of April 2021. Fluor advised that the presentations constitute new evidence not previously addressed and or raised during the expert engagements and Fluor is prejudiced by not having been able to prepare for cross examination on the “new evidence”. The Arbitration hearing was accordingly stayed until 28 June 2021 to provide Fluor the opportunity to prepare for Cross Examination of Sasol’s experts. During the second week of the Arbitration hearing, we were advised that Fluor’s counsel would not be able to continue with his cross examination of Sasol’s expert witness. The Arbitration main hearing has concluded with the only outstanding business being the hearing of final legal arguments. Fluor filed its Heads of Argument during May 2022 wherein Fluor abandoned a large portion of its claim and now seeks compensation in the sum of R289,1 million, alternatively R289,6 million and an extension of time of only 147 days. Sasol Filed its Heads of Argument during June 2022 and the parties are in process of attempting to agree on when final legal arguments are to be made.

Sasol believes that Fluor’s original claim, including the amended claims are not justified. This view is supported by Sasol’s independent experts.

Accordingly, no provision was created at 30 June 2022.

Dispute of dismissal during unprotected strike — Sasol Mining (Pty) Ltd

During 2009, the applicants in this matter were charged for participating in an unprotected sit-in, threatening and forcing others to participate in an unprotected strike and for assaulting or attempting to assault others and sitting in underground during an unprotected strike and subsequently dismissed. The applicants disputed their dismissal.

The Labour Court gave judgment in this matter on 19 September 2019 and ruled against Sasol Mining. It was directing the employer to reinstate the employees based on substantial unfairness and procedural fairness. Retrospective payment of remuneration was ordered in different categories, ranging from one to two years’ back-pay. The legal team and external counsel received a mandate from management to appeal the judgment and papers were filed on 11 October 2019 in this regard.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 93

36	Contingent liabilities continued
36.1	Litigation continued

Sasol Mining successfully applied for leave to appeal the ruling. The appeal was heard on 24 March 2021. Sasol Mining presented a settlement proposal on request by the Judge President of the Labour Court which provided for a lump sum payment in full and final settlement of all claims which was rejected by the Respondents. The Respondents’ counteroffer was subsequently rejected by Sasol Mining insofar as it required reinstatement of certain employees, payment of 24 months’ salary to the Respondents as well as the Respondents’ Inzalo benefits. The Labour Appeal Court was informed that the parties were unable to settle the matter. The Labour Appeal Court’s ruling was subsequently received and the appeal was successful.

In light of the court’s ruling and the matter being finalised, no provision was recognised at 30 June 2022.

Dispute by Solidarity Trade Union relating to Sasol Khanyisa share scheme

Solidarity referred a dispute relating to the Sasol Khanyisa share scheme to the Commission for Conciliation, Mediation and Arbitration (CCMA) on 17 December 2017, where after conciliation proceedings commenced on 11 January 2018. On 5 February 2018, Sasol received a letter from Solidarity demanding a payment to their members (non-qualifying employees for Phase 2 of Khanyisa) equal to “the market value of the Sasol Khanyisa shares which qualifying employees will be entitled to within seven days after such entitlement (2028) or payment to each member of R500 000 by the end of December 2018.” A second referral to the CCMA was received on 8 March 2018, conciliation was attempted on two occasions, on 9 and 25 May 2018, but was unsuccessful and a certificate to this effect was issued on 14 June 2018. This would entitle Solidarity to conduct a lawful strike provided picketing rules are in place.

On 25 October 2018, Solidarity served Sasol with its referral of the dispute to the CCMA in terms which Solidarity seeks the dispute be conciliated as an unfair discrimination matter. If unsuccessfully conciliated by the CCMA, it will be referred to the Labour Court for adjudication. This process was originally proposed by Sasol, but unheeded by Solidarity. The matter was referred to the CCMA and was subsequently certified as unresolved in February 2019. On 6 May 2019, Sasol received Solidarity’s statement of claim filed with the Labour Court in Johannesburg. Sasol filed its replying documentation to Solidarity’s statement of claim on the last day of July 2019. Subsequently the Judge President of the Labour Court invited Sasol and three other respondents (PPC, ArcelorMittal and Minopex) in three other cases where Solidarity is the Applicant on similar grounds, to meet. The purpose of the meeting was to make attempts to consolidate the disputes and set a stated case (combined version setting out the dispute) to afford the court to save time by hearing similar matters simultaneously. The various legal teams gathered at a meeting during the first week of October 2019 and a draft Statement of Case was prepared. The Labour Court was scheduled to hear the matter on 17 September 2020 in Johannesburg.

A few weeks prior to this hearing, the prepared Statement of Case formulation was amended by Solidarity and the other parties unsuccessfully objected to the amended wording. Sasol and the parties, save for PPC who had the date of 17 September 2020 allocated to them originally, decided to withdraw and apply for separate dates to foster their cases individually. No new date has been received yet, and since Solidarity is the applicant in this matter, it will be responsible for the application of dates. The Labour Court recently issued a directive to prepare a pre-trial minute to be filed with the registrar alternatively to appear before a judge of the Labour Court on 10 August 2022. The parties filed the pre-trial minute and are awaiting the allocation of the trial date.

Due to the current status of the matter no provision was recognised at 30 June 2022.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 94

36	Contingent liabilities continued
36.1	Litigation continued

Legal review of Sasol Gas National Energy Regulator of South Africa (NERSA) maximum price decision and NERSA gas transmission tariff application (March 2013)

Pursuant to the 2013 NERSA decisions approving the Sasol Gas maximum gas prices and transmission tariffs, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. NERSA approved further maximum gas prices and transmission tariffs based on the same pricing and tariff mechanisms in November 2017.

Following a judicial review of the 2013 NERSA maximum gas price decision, the Constitutional Court of South Africa (Constitutional Court), on 15 July 2019 overturned the NERSA decision and referred the matter back to NERSA. The court confirmed that the new decision to be taken by NERSA regarding the maximum gas price would apply retrospectively from 26 March 2014 when the original decisions (now overturned) became effective.

The November 2017 NERSA Maximum gas price decision relating to the period from July 2017 was based on the same principles as the 2013 decision. Following a legal review application by the Industrial Gas Users Association of Southern Africa (IGUA-SA), whose members include a number of large gas customers, this NERSA decision was overturned on 3 May 2021. Accordingly, the new 2021 maximum gas price decision by NERSA will apply to this period as well.

Following the above mentioned outcome of the appeal to the Constitutional Court, NERSA must approve new maximum gas prices for Sasol in terms of the provisions of the Gas Act. After a public consultation process in which Sasol participated, NERSA, during April 2020, adopted a new maximum gas price methodology, which was published by NERSA in June 2020. Pursuant to the Sasol Gas price application submitted to NERSA in December 2020, NERSA, on 6 July 2021 published its maximum gas price decision in which it approved maximum gas prices for Sasol Gas for the period from 2014 up to 2021 and determined how the maximum prices are to be determined for 2022 and 2023. With effect from 1 September 2021 Sasol Gas adopted a revised actual gas price methodology in terms of its supply agreements with customers in order to comply with the new NERSA maximum gas price decision.

The future implementation of the new NERSA approved maximum gas price could have a material adverse effect on our business, operating results, cash flows and financial condition. Because the new maximum gas prices approved by NERSA for the period of the overturned decision is lower than the actual price charged to a large number of Sasol Gas’ customers, a retrospective liability may arise for Sasol Gas when customers institute claims for compensation based on the differences between the new approved maximum gas prices and actual gas prices historically charged by Sasol Gas. Sasol Gas raised a provision of R1,6 billion as at 31 December 2021 (30 June 2021: R1,4 billion) in respect of these anticipated claims by customers. In May 2022 Sasol Gas pro-actively approached its customers with a bespoke settlement offer for each affected customer to resolve this retrospective liability. By 30 June 2022 final and provisional settlements with an aggregate value of R1,3 billion have been reached with customers, which refunds were credited to the customer accounts. The remaining R400 million of the anticipated liability was reflected as an accrued expense as at 30 June 2022. Sasol Gas will endeavour to resolve the remaining disputes regarding the retrospective liability from the 2021 NERSA Maximum Gas Price decision as expeditiously as possible.

In December 2021 IGUA-SA launched a legal review application in which it seeks to overturn the maximum gas price decision by NERSA as published at the start of July 2021 approving Maximum Gas Prices for Sasol Gas for the period from 2014 – 2023. Both NERSA and Sasol Gas are cited in this further litigation. The applicant alleges that the NERSA decision is unreasonable and irrational as the decision does not mimic a competitive market and fails to comply with the directives contained in the abovementioned Constitutional Court decision.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 95

36	Contingent liabilities continued
36.1	Litigation continued

NERSA and Sasol Gas will oppose the application. The current 2021 NERSA maximum gas price decision remains in force until such time as it is set aside (if at all) by a competent court and NERSA makes a new decision. The legal obligations for Sasol Gas flowing from the existing decision accordingly also remain unaffected by this application pending the decision of the court.

Sasol Oil (Pty) Ltd & Total South Africa (Pty) Ltd v Transnet SOC Ltd – Crude Oil Transportation Tariff dispute

Sasol Oil uses Transnet Pipelines to transport crude oil to NATREF for processing and is charged for this service at a specific crude oil tariff per liter. This tariff was historically determined through a commercial agreement between the Parties, which agreement also included the so-called Variation Agreement relating to the inland nature of the NATREF refinery. After the tariffs started to be determined by NERSA in terms of the Petroleum Pipelines Act, 2003 (Act 60 of 2003) a dispute arose between the parties regarding the tariff applicable to the conveyance of crude oil.

On 18 September 2017, Sasol Oil issued summons against Transnet SOC Limited (“Transnet”) for payment in the amount of R1 billion this being the difference between the transportation costs that should have been charged by Transnet in terms of the Variation Agreement compared to the tariffs that were actually charged by Transnet in terms of the NERSA approved tariffs. The NERSA approved tariffs do not distinguish between the tariff for crude oil and the tariff for refined products. Total South Africa (Pty) Ltd (Total) instituted legal proceedings of a similar nature against Transnet in 2013.

Transnet defended the matter. Sasol Oil and Total’s actions have been consolidated. Certain issues in the consolidated matter have already been decided by the High Court in 2015 and the Supreme Court of Appeal (“SCA”) in 2016.

Transnet ultimately acknowledged the existence and the conclusion of the Variation Agreement, which it previously denied, and it then gave notice of cancellation of the Variation Agreement.

Certain separated issues in the ongoing litigation were argued by the Parties on 17 September 2020 and on 9 October 2020, the High Court made an order in favour of both Sasol Oil and Total that (i) Transnet’s special plea regarding the formulation by Sasol Oil and Total of their damages claim was dismissed; (ii) Transnet’s purported cancellation of the Variation Agreement was declared invalid and ineffectual; (iii) Transnet is bound by and is obliged to perform in terms of the Variation Agreement; (iv) Transnet’s separated defences raised regarding location advantage and the public law defences were dismissed; and (v) a cost order against Transnet.

Transnet’s application for leave to appeal the judgment was dismissed by the High Court on 21 November 2020 with costs.

Transnet subsequently petitioned the SCA to be granted special leave to appeal to the SCA, alternatively the Full Bench of the High Court. Transnet’s appeal was limited to two of the aforesaid findings, namely (i) that the High Court erred in finding that Transnet’s termination of the Variation Agreement was invalid and ineffectual and (ii) that the High Court erred in not finding that Sasol’s and Total’s claims did not disclose a cause of action. Sasol Oil and Total opposed Transnet’s application and on 15 March 2021 the SCA dismissed Transnet’s application with costs.

On 7 April 2021, Transnet approached the Constitutional Court with an application for leave to appeal. Sasol Oil and Total opposed the application and it was heard by the court on 16 November 2021.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 96

36	Contingent liabilities continued
36.1	Litigation continued

The Constitutional Court handed down judgment on 21 June 2022:

●	The Constitutional Court did not grant Transnet leave to appeal on the cause of action issue as it did not engage the Court’s jurisdiction of general public importance. In the circumstances, Sasol and Total’s contractual damages claims following Transnet’s breach of the Variation Agreement remain intact at least until the Variation Agreement was validly terminated, which the Court held was 13 September 2020 (see below). Sasol Oil will now take next steps in the legal proceedings to deal with the quantum of its contractual damages claim in the High Court;
●	The Constitutional Court granted Transnet leave to appeal in respect of the termination issue, allowed Transnet’s appeal and declared that the Variation Agreement was terminable, was terminated validly and came to an end on 13 September 2020. The Constitutional Court set aside the High Court’s order in so far as it related to the termination issue.

After the High Court judgement mentioned above, Sasol Oil and Total proceeded to apply their own calculation of the corrected crude oil tariff in line with the High Court judgment and made payment for crude oil conveyance from December 2020 in accordance with this calculation. The calculation has been adjusted for each tariff year. These payments are at the reduced tariff and therefore constitute a shortfall to Transnet in respect of the tariff invoiced by Transnet over this period. The aggregate amount of these short payments by Sasol Oil is R624 million up to 30 June 2022. At the time Transnet indicated that it accepts these payments under protest. Following the Constitutional Court judgment Transnet has demanded the payment by Sasol Oil of the short payment amount and issued summons against Sasol Oil claiming such payment. As at 30 June 2022 Sasol Oil has provided for the amount of R624 million.

In consultation with counsel Sasol Oil is considering the viability of a possible review application to challenge the NERSA tariff decisions, inter alia on the grounds of the alleged discrimination due to the failure to distinguish between the conveyance of crude oil vs other petroleum products. The impact of such possible litigation on the previous short-payments and whether or not there remains a legal basis for Sasol Oil to continue with the short-payments until the tariff dispute is either resolved through litigation or by agreement between the Parties. Transnet and Sasol Oil have also commenced engagements to endeavour to find a commercial resolution to the ongoing disputes. Sasol Oil will in parallel also take the necessary steps to proceed with the quantum part of litigation relating to the damages claim.

Securities class action against Sasol Limited and some of its current and former executive directors

A class action lawsuit was filed against Sasol Limited and several of its current and former officers in a Federal District Court in New York (the Court).

The lawsuit alleges that Sasol violated U.S. federal securities laws by allegedly making false or misleading public statements regarding the LCCP between 2015 and 2020, specifically with respect to timing, costs, and control procedures, (refer to the Group’s annual financial statements for the year ended 30 June 2020).

The Court dismissed the claims based on alleged misrepresentations about the effectiveness of internal controls over financial reporting and the management of the LCCP but found that the portions of the case related to the allegations of violations of U.S. securities laws based on alleged misrepresentations about LCCP cost estimates and schedules could move forward.

On 30 October 2020, Sasol filed a Motion for Reconsideration of the Court’s order denying Sasol’s Motion to Dismiss. On 15 December 2020 Sasol filed a supplemental brief in support of its Motion. Plaintiffs filed an opposition on 19 January 2021, and Sasol filed a reply on 1 February 2021. On 7 July 2021 the Court denied Sasol’s motion and ordered the parties to file a revised proposed scheduling order as to the discovery. The Discovery Schedule was submitted on 9 August 2021 to the Court for its approval.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 97

36	Contingent liabilities continued
36.1	Litigation continued

It is important to also note that Sasol’s Directors and Officers insurance carriers have indicated coverage under the policy for this matter. Pursuant to a mediation process, the parties have reached a settlement in this matter which settlement was approved by the court on 18 August 2022, bringing this matter to a close.

Other litigation and tax matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business.

A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results.

36.2	Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

36.3	Environmental orders

Sasol’s environmental obligation accrued at 30 June 2022 was R17 207 million compared to R16 196 million at 30 June 2021.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

37	Related party transactions

Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party or is a member of the key management of the reporting entity (Sasol Limited). In particular, this relates to joint ventures and associates. Disclosure in respect of joint ventures and associates is provided in note 21.

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm’s length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 98

37	Related party transactions continued

Material related party transactions

The following table shows the material transactions that are included in the annual financial statements using the equity method for associates and joint ventures.

	2022	2021	2020
for the year ended 30 June	Rm	Rm	Rm
Sales and services rendered from subsidiaries to related parties
Joint ventures	2 737	2 635	672
Purchases by subsidiaries from related parties
Joint ventures	4	8	691
Associates	153	100	78
	157	108	769

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Key management remuneration

Key management comprises of Executive and Non-executive Directors as well as other members of the Group Executive Committee (GEC)/Prescribed Officers.

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives[2]	2022[1]	2021[1]	2020[1]
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
EXECUTIVE DIRECTORS	26 980	764	2 948	22 691	53 383	65 493	22 944
1	Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.
2	Short-term incentives approved based on the Group results for the 2022 financial year and payable in the 2023 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2022 multiplied by the Group STI performance and the Individual Performance Factor.

Gains on Long-term incentives previously awarded to the Executive Directors’ and former Executive Directors’ vested after the performance period ended 30 June 2022, are as follows:

Long-term
	incentive	Total	Total	Total
	rights vested[1]	2022	2021	2020
	R’000	R’000	R’000	R’000
EXECUTIVE DIRECTORS	30 850	30 850	4 824	2 657
1	Long-term incentives for the 2022 financial year represent incentives approved on the group results for theperformance period ended 30 June 2022, settled in the 2023 financial year.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 99

37	Related party transactions continued

Remuneration and benefits paid and short-term incentives approved for the Prescribed Officers were as follows:

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives[2]	2022[1]	2021[1]	2020[1]
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
PRESCRIBED OFFICERS	38 060	5 312	16 751	28 349	88 472	92 817	52 142
Number of Prescribed Officers					8	7	6
1	Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.
2	Short-term incentives approved based on the Group results for the 2022 financial year and payable in the 2023 financial year. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2022 multiplied by the Group STI performance and the Individual Performance Factor.

Gains on Long-term incentives previously awarded to the Prescribed Officers vested after the performance period ended 30 June 2021, are as follows:

Long-term
incentive
	rights	Total	Total	Total
	vested[1]	2022	2021	2020
	R’000	R’000	R’000	R’000
PRESCRIBED OFFICERS	50 512	50 512	6 735	4 201
1	Long-term incentives for the 2022 financial year represent incentives approved on the group results for the performance period ended 30 June 2022, settled in the 2023 financial year.

The total IFRS2 charge for LTI’s awarded to the Executive Directors and the Prescribed Officers in 2022 amounted to R14 million and R32 million.

Non-executive Directors’ emoluments for the year was as follows:

				Ad Hoc
				Special
	Board	Lead		Board —
	meeting	Director	Committee	Committee	Total	Total	Total
	fees	fees	fees	Meeting	2022	2021	2020
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Non-executive Directors	22 787	758	6 861	—	30 406	33 540	39 743

38	Subsequent events

Sasol has declared a force majeure on the supply of petroleum products after the Natref refinery was forced to shut down due to delays in the arrival of crude oil shipments. Natref has been operating at minimum rates from 23 June to enable the procurement of additional crude from the Strategic Fuel Fund (SFF) and the anticipated loading of procured West African (WAF) crude which had been delayed due to force majeure declared by the terminal operator. The refinery had to shut down on 15 July as it had consumed all the contingency crude stocks and force majeure was declared. The refinery has since recommenced operations.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 100

38	Subsequent events continued

On 29 July 2022 National Treasury published the draft 2022 Taxation Laws Amendment Bill (“Draft 2022 TLAB”), alongside various other tax bills which contain tax proposals made in the 2022 National Budget, for public comment. The Draft 2022 TLAB proposes amendments to the Carbon Tax Act to bring into effect the policy set out under South Africa’s climate change response and carbon tax price path as released by National Treasury in February 2022. The proposed amendment include the progressive increase in the carbon tax rate from 2023. An increase of US$1, US$2 and US$3 on the current rate of ZAR 144 is proposed for the 2023, 2024 and 2025 tax periods, respectively with a rate of US$20 for the 2026 tax period. Thereafter an annual increase of US$2.50 in the rate is proposed from 2027 to 2029 to reach a rate of US$30 by 2030. The proposed amendments do not differ materially from the assumptions applied by management in testing the recoverability of non-financial assets at 30 June 2022 as explained in Note 9.

39	Financial risk management and financial instruments

Financial instruments overview

The following table summarises the group’s classification of financial instruments.

		Carrying value
				Designated
		At fair value	Designated	at fair value
		through	hedging	through other
		profit and	instrument	comprehensive	Amortised
		loss	at fair value	income	cost	Fair value
	Note	Rm		Rm	Rm	Rm
2022
Financial assets
Investments in listed securities		—	—	480	—	480
Investments in unlisted securities		—	—	13	—	13
Long-term restricted cash****		—	—	—	1 531	1 531	*
Long-term receivables	20	—	—	—	3 023	3 023
Long- and short-term financial assets		868	—	—	—	868
Trade and other receivables***	25	—	—	—	38 936	38 936	**
Cash and cash equivalents	28	—	—	—	43 140	43 140	*
Financial liabilities
Listed long-term debt (Bonds issued)+	16	—	—	—	78 076	71 667
Unlisted long-term debt+	16	—	—	—	26 758	26 824
Lease liabilities	17	—	—	—	16 034
Short-term debt and bank overdraft		—	—	—	255	255	**
Long- and short-term financial liabilities		7 127	—	—	—	7 127
Trade and other payables	26	—	—	—	39 873	39 873	**

SASOL ANNUAL FINANCIAL STATEMENTS 2022 101

39	Financial risk management and financial instruments continued

		Carrying value
				Designated
		At fair value	Designated	at fair value
		through	hedging	through other
		profit and	instrument	comprehensive	Amortised
		loss	at fair value	income	cost	Fair value
	Note	Rm		Rm	Rm	Rm
2021
Financial assets
Investments in listed securities		—	—	466	—	466
Investments in unlisted securities		—	—	8	—	8
Long-term restricted cash		—	—	—	1 422	1 422	*
Long-term receivables	20	—	—	—	3 879	3 879
Long- and short-term financial assets		2 323	—	—	—	2 323
Trade and other receivables***	25	—	—	—	27 140	27 140	**
Cash and cash equivalents	28	—	—	—	31 231	31 231	*
Financial liabilities
Listed long-term debt (Bonds issued)+	16	—	—	—	68 405	72 226
Unlisted long-term debt+	16	—	—	—	34 238	34 274
Lease liabilities	17	—	—	—	15 677
Short-term debt and bank overdraft		—	—	—	303	303	**
Long- and short-term financial liabilities		3 070	2 103	—	—	5 173
Trade and other payables	26	—	—	—	23 289	23 289	**
*	The fair value of cash and cash equivalents is equal to their carrying value.
**	The fair value of these instruments approximates carrying value, due to their short-term nature.
***	Trade and other receivables includes employee-related and insurance-related receivables.

****Long-term restricted cash is disclosed as part of Other long-term investments on the Statement of financial position.

+	Includes unamortised loan costs.
39.1	Financial risk management

The group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the group’s risk management framework. The GEC established the Safety Committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and assess these risks. Based on the risk management process Sasol refined its hedging policy and the Sasol Limited Board appointed a subcommittee, the Audit Committee, that meets regularly to review and, if appropriate, approve the implementation of hedging strategies for the effective management of financial market related risks.

The group has a central treasury function that manages the financial risks relating to the group’s operations.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 102

39	Financial risk management and financial instruments continued
39.1	Financial risk management continued

Capital allocation

The group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The group monitors capital utilising a number of measures, including the gearing ratio (net debt to shareholders’ equity). Gearing takes into account the group's substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The group's gearing level for 2022 decreased to 41,7% (2021 – 61,5%; 2020 – 117%) due to the repayment of US dollar debt and stronger EBITDA generation, offset by the weaker closing exchange rate. The long-term target gearing ratio is between 20% and 40%.

Financing risk

Financing risk refers to the risk that financing of the group’s net debt requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by managing the group within the targeted gearing ratio, maintaining an appropriate spread of maturity dates, and managing short-term borrowings within acceptable levels.

The group’s target for long-term borrowings include an average time to maturity of at least two years, and an even spread of maturities.

Credit rating

On 18 October 2021, S&P affirmed Sasol’s BB rating and revised the outlook from negative to positive on the back of significant debt reduction, stronger cash flow generation and liquidity, and restored headroom in its financial profile. The positive outlook reflects the materially increased headroom in Sasol’s credit metrics, and the expectation that rating upside could materialise over the next 12 months if Sasol maintains its ratio of Funds From Operations (FFO)/Net debt substantially above 30%.

In April 2022, Moody’s affirmed Sasol’s rating of Ba2 but changed its outlook to positive from negative, as a direct consequence of the sovereign rating action. Moody’s cited that the change in outlook to positive reflects the company’s recent strong performance and adherence to the disposal and deleveraging strategy put in place during 2020. The positive outlook reflects Moody’s expectation that Sasol’s credit metrics will continue to improve supported by high commodity prices and could be upgraded if Sasol’s Debt/EBITDA is sustained at 2.5x or below through economic volatility and commodity price cycles, whilst strong liquidity is maintained over the next 12 to 18 months.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 103

39	Financial risk management and financial instruments continued
39.1	Financial risk management continued

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position.

Credit risk

Credit risk is the risk of financial loss due to counterparties not meeting their contractual obligations. Credit risk is deemed to be low when, based on the forward available information, it is highly probable that the customer will service its debt in accordance with the agreement throughout the period.

How we manage the risk

The risk is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations. The group maximum exposure is the outstanding carrying amount of the financial asset.

For all financial assets measured at amortised cost, the group calculates the expected credit loss based on contractual payment terms of the asset. The contractual payment terms for receivables vary from 30 days to 120 days. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Financial assets at amortised cost are carefully monitored and reviewed on a regular basis for expected credit loss and impairment based on our credit risk policy.

Expected credit loss is calculated as a function of probability of default, loss given default and exposure at default. The group allocates probability of default based on external and internal information. The major portion of the financial assets at amortised cost consists of externally rated customers and the group uses the average of Moody’s, Fitch and S&P Corporate and Sovereign probability of defaults, depending on whether the customer or holder of the financial asset is corporate or government related. No changes were made to the majority of formal credit ratings as these credit ratings were obtained close to year-end and therefore already incorporate the current negative economic environment, as well as an entity’s specific circumstances, financial strength and outlook. For customers or debtors that are not rated by a formal rating agency, the group allocates internal credit ratings and default rates taking into account forward looking information, based on the debtors profile and financial status. Loss given default (LGD) is based on the Basel model. As a result of the continued economic downturn following the COVID-19 pandemic and aggravated by the Russian/Ukrainian conflict, the group applied the Board of Governors of the Federal Reserve System’s formula to derive a downturn LGD to be used for 2022 and 2021, namely 50% for unsecured financial assets and 40% for secured financial assets. Credit enhancement is only taken into account if it is integral to the asset. Trade receivables expected credit loss is calculated over lifetime. Other financial assets expected credit loss is measured over 12 months when the credit risk is low and over lifetime where the credit risk has increased significantly. The group considers credit risk to have increased significantly when the customer's credit rating has been downgraded to a lower grade (e.g. A grade to B grade). The group considers customers to be in default when the receivable is more than 30 days overdue or the customer has failed to honour a repayment arrangement.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 104

39Financial risk management and financial instruments continued

39.1	Financial risk management continued

No single customer represents more than 10% of the group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2022, 2021 and 2020. Approximately 48% (2021 — 42%; 2020 — 44%) of the group’s total turnover is generated from sales within South Africa, while about 21% (2021 — 24%; 2020 — 23%) relates to European sales and 16% (2021 — 18%; 2020 — 17%) relates to sales within the US. The concentration of credit risk within geographic regions is largely aligned with the geographic regions in which the turnover was earned.

Detail of allowances for credit losses:

					12-month
	Lifetime ECL				ECL
					No
	Significant				significant
	increase in	Simplified			increase in
	credit risk	approach			credit risk	Total
	since initial	for trade	Credit-	Total lifetime	since initial	expected
	recognition	receivables	impaired	ECL	recognition	credit loss
	Rm	Rm	Rm	Rm	Rm	Rm
2022
Long-term receivables	—	—	41	41	44	85
Trade receivables	—	30	101	131	—	131
Other receivables	1	—	272	273	58	331
	1	30	414	445	102	547

					12-month
	Lifetime ECL				ECL
					No
	Significant				significant
	increase in	Simplified			increase in
	credit risk	approach			credit risk	Total
	since initial	for trade	Credit-	Total lifetime	since initial	expected
	recognition	receivables	impaired	ECL	recognition	credit loss
	Rm	Rm	Rm	Rm	Rm	Rm
2021
Long-term receivables	50	—	41	91	—	91
Trade receivables	—	9	192	201	—	201
Other receivables	7	—	275	282	32	314
	57	9	508	574	32	606

Overview of the credit risk profile of financial assets measured at amortised cost is as follows:

	2022			2021
			CCC+ and –			CCC+ and –
	AAA to A-	BBB to B-	below	AAA to A-	BBB to B-	below
	%	%	%	%	%	%
Long-term receivables	51	43	6	58	39	3
Trade receivables	73	24	3	72	25	3
Other receivables	83	15	2	68	27	5
Cash and cash equivalents*	18	81	1	21	79	—

*	Includes long-term restricted cash.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 105

39	Financial risk management and financial instruments continued
39.1	Financial risk management continued

Liquidity risk

Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due.

The group benefitted from a favourable macroeconomic environment, with a higher crude oil price, refining margins and chemicals prices following heightened geopolitical tensions. This performance was further underpinned by strong cost and capital discipline as we continue to execute our Sasol 2.0 transformation programme.

How we manage the risk

The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive liquidity position, conserving the group’s cash resources through continued focus on working capital improvement, cost savings and capital reprioritisation.

The group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings and strives to maintain adequate banking facilities and reserve borrowing capacities. Adequate banking facilities and reserve borrowing capacities are maintained. The group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. The group has sufficient undrawn borrowing facilities, which could be utilised to settle obligations. Refer to note 16. The next material maturity is the $1 billion (R16 billion) bond due in November 2022.

Protection of downside risk for the balance sheet was a key priority for the group during volatile times, resulting in the execution of our hedging programme to address oil price, ethane price and currency exposure, thereby protecting the balance sheet.

The net debt to EBITDA (bank definition) at 30 June 2022 was 0,8 times, significantly below the threshold level of 3 times.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 106

39	Financial risk management and financial instruments continued
39.1	Financial risk management continued

Our exposure to and assessment of the risk

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

		Contractual	Within one	One to	Three to	More than
		cash flows*	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm
2022
Financial assets
Non-derivative instruments
Long-term receivables	20	3 316	—	1 447	777	1 092
Trade and other receivables	25	38 936	38 936	—	—	—
Cash and cash equivalents	28	43 141	43 141	—	—	—
Investments through other comprehensive income		493	493	—	—	—
Long-term restricted cash		1 531	—	—	—	1 531
		87 417	82 570	1 447	777	2 623
Derivative instruments
Foreign exchange contracts		9 005	9 005	—	—	—
Crude oil futures		25	25	—	—	—
Foreign exchange zero cost collars		76	76	—	—	—
Crude oil zero cost collars		17	17	—	—	—
Other commodity derivatives		61	61	—	—	—
Other currency derivatives		1 236	69	135	142	890
		97 837	91 823	1 582	919	3 513
Financial liabilities
Non-derivative instruments
Long-term debt	16	(123 107)	(25 980)	(51 730)	(14 527)	(30 870)
Lease liabilities	17	(27 107)	(2 671)	(4 291)	(3 063)	(17 082)
Short-term debt	18	(82)	(82)	—	—	—
Trade and other payables	26	(33 262)	(33 262)	—	—	—
Bank overdraft	28	(173)	(173)	—	—	—
		(183 731)	(62 168)	(56 021)	(17 590)	(47 952)
Derivative instruments
Foreign exchange contracts		(8 986)	(8 986)	—	—	—
Foreign exchange zero cost collars		(454)	(454)	—	—	—
Crude oil zero cost collar		(6 176)	(6 176)	—	—	—
Coal swap options		(112)	(112)	—	—	—
Other currency derivatives		(1 850)	(6)	—	—	(1 844)
Other commodity derivatives		(53)	(53)	—	—	—
		(201 362)	(77 955)	(56 021)	(17 590)	(49 796)
*	Contractual cash flows include interest payments.

The shortfall beyond one year will be funded through cash generated from operations, utilisation of available facilities and the refinancing of existing debt.

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39.1	Financial risk management continued

		Contractual	Within one	One to	Three to	More than
		cash flows*	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm
2021
Financial assets
Non-derivative instruments
Long-term receivables	20	3 970	—	1 098	908	1 964
Trade and other receivables	25	27 140	27 140	—	—	—
Cash and cash equivalents	28	31 231	31 231	—	—	—
Investments through other comprehensive income		474	474	—	—	—
Long-term restricted cash		1 422	—	—	—	1 422
		64 237	58 845	1 098	908	3 386
Derivative instruments
Foreign exchange contracts		8 169	8 169	—	—	—
Crude oil put options		46	46	—	—	—
Foreign exchange zero cost collars		1 150	1 150	—	—	—
Ethane swap options		156	156	—	—	—
Other commodity derivatives		9	9	—	—	—
Other currency derivatives		1 727	107	231	241	1 148
		75 494	68 482	1 329	1 149	4 534
Financial liabilities
Non-derivative instruments
Long-term debt	16	(119 921)	(8 997)	(66 190)	(6 698)	(38 036)
Lease liabilities	17	(31 679)	(2 997)	(5 067)	(4 226)	(19 389)
Short-term debt	18	(60)	(60)	—	—	—
Trade and other payables	26	(23 289)	(23 289)	—	—	—
Bank overdraft	28	(243)	(243)	—	—	—
Financial guarantees**		(313)	(313)	—	—	—
		(175 505)	(35 899)	(71 257)	(10 924)	(57 425)
Derivative instruments
Foreign exchange contracts		(8 134)	(8 134)	—	—	—
Interest rate swap options		(2 234)	(668)	(960)	(513)	(93)
Crude oil put options		(46)	(46)	—	—	—
Crude oil zero cost collar		(1 126)	(1 126)	—	—	—
Crude oil swap options		(1 175)	(1 175)	—	—	—
Crude oil futures		(20)	(20)	—	—	—
Other currency derivatives		(5 422)	—	—	—	(5 422)
Other commodity derivatives		(49)	(49)	—	—	—
		(193 711)	(47 117)	(72 217)	(11 437)	(62 940)
*	Contractual cash flows include interest payments.
**	Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 108

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Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to:

Foreign currency risk

Foreign currency risk is a risk that earnings and cash flows will be affected due to changes in exchange rates.

How we manage the risk

The Audit Committee sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess future currency exposure, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our liquidity and key financial metrics more effectively. Foreign currency risks are managed through the group’s hedging policy and financing policies and the selective use of various derivatives.

Our exposure to and assessment of the risk

The group’s transactions are predominantly entered into in the respective functional currency of the individual operations. The construction of the LCCP has largely been financed through funds obtained in US dollar, with a small portion of funds obtained from Rand sources. A large portion of our turnover and capital investments are significantly impacted by the rand/US$ and rand/EUR exchange rates. Some of our fuel products are governed by the BFP, of which a significant variable is the rand/US$ exchange rate. Our export chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars and consequently are exposed to exchange rate fluctuations that have an impact on cash flows. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The most significant exposure for the group exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk.

Zero-cost collars

In line with the risk mitigation strategy, the group hedges a significant portion of its estimated foreign currency exposure in respect of forecast sales and purchases over the following 12 months. The group mainly uses zero-cost collars to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Foreign exchange contracts

Foreign exchange contracts (FECs) are utilised throughout the group to hedge the risk of currency depreciation on committed and highly probable forecast transactions. Transactions hedged with FECs include capital and goods purchases (imports) and sales (exports).

Refer to the summary of our derivatives below.

SASOL ANNUAL FINANCIAL STATEMENTS 2022 109

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The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2022	2021	2022	2021
	Rand	Rand	Rand	Rand
Rand/Euro	17,15	18,38	17,07	16,93
Rand/US dollar	15,21	15,40	16,28	14,28

The table below shows the significant currency exposure where entities within the group have monetary assets or liabilities that are not in their functional currency, have exposure to the US dollar or the Euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2022		2021
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Long-term receivables	—	336	—	323
Trade and other receivables*	739	4 961	831	2 265
Cash and cash equivalents*	2 158	3 359	1 895	1 121
Net exposure on assets	2 897	8 656	2 726	3 709
Trade and other payables**	(166)	(4 552)	(296)	(1 523)
Net exposure on liabilities	(166)	(4 552)	(296)	(1 523)
Exposure on external balances	2 731	4 104	2 430	2 186
Net exposure on balances between group companies***	523	8 286	(2 559)	(8 064)
Total net exposure	3 254	12 390	(129)	(5 878)
*	The US$ increase relates to proceeds generated through exports from South Africa.
**	The US$ increase is due to purchases of crude oil at higher prices.
***

The US$ movement results from a significant repayment of the loan provided by Sasol Financing International to Sasol Investment Company for the partial funding of the LCCP as well as export proceeds deposited with Sasol Financing International (Group treasury company), which is also the main reason for the Euro movement.

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the individual entities at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk, before consideration of currency derivatives, which exist at that point in time. The effect on equity is calculated as the effect on profit and loss. The effect of translation of results into presentation currency of the group is excluded from the information provided.

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A 10% weakening in the group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2021.

	2022		2021
	Euro	US Dollar	Euro	US Dollar
	Rm	Rm	Rm	Rm
Equity	325	1 239	(13)	(511)
Income statement	325	1 239	(13)	(511)

A 10% movement in the opposite direction in the group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

Interest rate risk

Interest rate risk is the risk that the value of short-term investments and financial activities will change as a result of fluctuations in the interest rates.

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

How we manage the risk

Our debt is comprised of different instrument notes, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio.

In respect of financial assets, the group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

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Our exposure to and assessment of the risk

At the reporting date, the interest rate profile of the group’s interest-bearing financial instruments, including the effect of the interest rate swap was:

Carrying value
	2022	2021
	Rm	Rm
Variable rate instruments
Financial assets	40 250	30 062
Financial liabilities*	(26 094)	(7 898)
	14 156	22 164
Fixed rate instruments
Financial assets	7 121	1 788
Financial liabilities	(78 913)	(110 803)
	(71 792)	(109 015)
Interest profile (variable: fixed rate as a percentage of total financial assets)	85:15	94:6
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	25:75	7:93
*	The increase in variable exposure is due to the termination of the USD1,7 billion interest rate swap which previously converted a portion of the group's variable debt to fixed debt.

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, trade receivables and trade payables. A change of 1% in the prevailing interest rate in a particular currency at the reporting date would have increased/(decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2021. Interest is recognised in the income statement using the effective interest rate method.

	Income statement — 1% increase
			United States
	South Africa	Europe*	of America	Other
	Rm	Rm	Rm	Rm
30 JUNE 2022	257	22	(153)	16
30 June 2021	166	19	25	12
*	A decrease of 1% in interest rates for Europe will not have an effect on the income statement as it is not considered reasonably possible that the repo interest rates will decrease below 0%.

A 1% decrease in interest rates would have an equal and opposite effect to the amounts disclosed above.

The group had exposure to the variable US dollar London Interbank Overnight Rate (LIBOR) through the USD term loan and revolving credit facilities. The group has entered into USD interest rate swaps to convert a portion of the group’s exposure to the variable LIBOR to a fixed rate. The swaps were designated as hedging instruments in a cash flow hedge.

Hedge effectiveness was determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments, to ensure that an economic relationship exists between the hedged item and hedging

SASOL ANNUAL FINANCIAL STATEMENTS 2022 112

instrument. A regression analysis method is employed for assessing the effectiveness of each designated hedging relationship.

39.	Financial risk management and financial instruments continued

39.1Financial risk management continued

Possible sources of hedge ineffectiveness include:

●	Differences in critical terms between the interest rate swaps and interest payments, including future payment date mismatches;
●	A significant change in the credit risk of either party to the hedging relationship during the period of the hedge; and
●	The effects of the forthcoming IBOR reform, because changes might take effect at a different time and have a different impact on the hedged item (the floating-rate debt) and the hedging instrument (the interest rate swap used to hedge the debt).

Effective 15 March 2022, the term loan and revolving credit facilities as well as two of the swaps were transitioned to the Secured Overnight Financing Rate (SOFR). The transition also entailed the addition of a fixed credit adjustment spread to the SOFR and new fallback clauses. The fixed credit adjustment spread is based on the rate published by Bloomberg Index Services Limited following the FCA‘s Cessation Announcement on 5 March 2021. The group qualified for and has applied the reliefs provided by IBOR reform Phase 2 that allowed the group’s hedging relationships to continue. For the remaining swaps, the Phase 1 amendments allowed hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments are amended as a result of the interest rate benchmark reform.

Throughout 2022, the group has continued to make significant progress in repaying variable USD debt, to the extent that the forecasted future interest payments over the remaining term of the interest rate swap are largely no longer probable. Hedge accounting was discontinued prospectively from 30 April 2022 and the balance of the hedge reserve was reclassified to profit as a derivative gain included in other operating expenses. The information in the table below is applicable to the period from 1 July 2021 to 30 April 2022.

			2022	2021
Carrying value included in short and long-term financial liabilities	Rm		—	2 103
Fair value gain/(loss) recognised in other comprehensive income	Rm		1 818	(1 072)
Amount recognised in other operating expenses[1]	Rm		1 029	89
Balance of hedge reserve – continuing hedge relationships	Rm		—	(801)
Balance of hedge reserve – discontinued hedge relationships	Rm		—	(106)
Nominal amount	Rm		—	1 751
Expiry			—	December 2026
Average fixed rate		%	2,82	2,82
Hedge ratio			1:1	1:1
Fair value gain of continuing hedging instruments used as the basis for recognising hedge ineffectiveness	US$m		120	32
Fair value gain of hedged item used as the basis for recognising hedge ineffectiveness	US$m		121	38
1	Includes an amount of R1,1 billion reclassified from the cash flow hedge reserve to profit or loss upon termination of the interest rate swap.

Commodity price risk

Commodity price risk is the risk of fluctuations in our earnings as a result of fluctuation in the price of commodities.

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How we manage the risk

Crude oil and coal price

The group makes use of derivative instruments, including options and commodity swaps as a means of mitigating price movements and timing risks on crude oil purchases and sales and ethane purchases and export coal sales. The group entered into hedging contracts which provide downside protection against decreases in commodity prices. Refer to the summary of our derivatives below.

Our exposure to and assessment of the risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Market prices for crude oil fluctuate because they are subject to international supply and demand and political factors. Our exposure to the crude oil price centres primarily around the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula, the crude oil related raw materials used in our Natref refinery and certain of our offshore operations including where chemical prices are linked to the crude oil price. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

Dated Brent Crude prices applied during the year:

	Dated Brent Crude
	2022	2021
	US$	US$
High	137,64	76,44
Average	92,06	54,20
Low	66,17	36,21

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39.1	Financial risk management continued

Summary of our derivatives

In the normal course of business, the group enters into various derivative transactions to mitigate our exposure to foreign exchange rates, interest rates and commodity prices. Derivative instruments used by the group in hedging activities include swaps, options, forwards and other similar types of instruments.

	Financial	Financial	Financial	Financial
	asset	liability	asset	liability	Income statement gain/(loss)
	2022	2022	2021	2021	2022	2021	2020
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Derivative financial instruments
Interest rate swap options	—	—	—	(2 103)	1 029	(37)	(101)
Crude oil put options	—	—	46	(46)	—	(1 545)	(153)
Crude oil zero cost collars	17	(6 176)	—	(1 126)	(11 349)	(1 871)	(157)
Crude oil swap options	—	—	—	(1 175)	(5 140)	(1 267)	(160)
Crude oil futures	25	—	—	(20)	(1 049)	(774)	538
Ethane swap options	—	—	156	—	279	680	(732)
Coal swap options	—	(112)	—	—	691	—	—
Other commodity derivatives	61	(53)	9	(49)	(593)	—	—
Foreign exchange contracts	68	(50)	75	(40)	(677)	1 011	(372)
Foreign exchange zero cost collars	76	(454)	1 150	–	(1 580)	4 027	(4 298)
Other foreign exchange derivatives*	621	(282)	887	(514)	64	2 058	(1 562)
	868	(7 127)	2 323	(5 073)	(18 325)	2 282	(6 997)
Non-derivative financial instruments
Financial guarantees	—	—	—	(100)
	868	(7 127)	2 323	(5 173)
*	Mainly relates to a US dollar derivative that is embedded in long-term oxygen supply contracts to our Secunda Operations.

		Contract/Notional amount*					Average price**
		Open	Settled	Open	Settled		Floor	Cap	Floor	Cap
		2022	2022	2021	2021		2022	2022	2021	2021
		Million	Million	Million	Million
Derivatives financial instruments
Crude oil put options purchased***	barrels	—	10,0	10,0	(32,5)	US$/bbl	—	—	40,5	—
Crude oil put options sold	barrels	—	10,0	(10,0)	—	US$/bbl	—	—	43,2	—
Crude oil zero cost collars	barrels	29,0	24,0	24,0	5,1	US$/bbl	63,3	96,6	60,1	72,0
Crude oil swap options	barrels	—	18,0	18,0	—	US$/bbl	—		67,2
Crude oil futures	US$	1	29	108	—	US$/bbl	109,9		73,6
Ethane swap options	barrels	—	4,0	4,0	26,2	US$ c/gal	—	—	23,2	—
Coal swaps	ton	0,4	1,0	—	—	US$/ton	293,7	—	—	—
Foreign exchange contracts	US$	334	—	143	—	R/US$	16,24		14,66
Foreign exchange contracts	EUR	70	—	100	—	US$/EUR	1,07		1,20
Foreign exchange zero cost collars	US$	4 400	3 900	2 800	5 370	R/US$	15,04	18,06	14,54	17,52

*       The notional amount is the sum of the absolute value of all contracts for both derivative assets and liabilities.

**     For open positions,

***   Total premium paid for contracts entered into in the year US$nil million (2021: US$93,8 million).

SASOL ANNUAL FINANCIAL STATEMENTS 2022 115

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39.2	Fair value

Various valuation techniques and assumptions are utilised for the purpose of calculating fair value.

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments. Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at reporting date.

The calculation of fair value requires various inputs into the valuation methodologies used.

The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below.

There have been no transfers between levels in the current year. Transfers between levels are considered to have occurred at the date of the event or change in circumstances.

LEVEL 1Quoted prices in active markets for identical assets or liabilities.

LEVEL 2Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

LEVEL 3Inputs for the asset or liability that are unobservable.

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39.2	Fair value continued

	Fair value	Fair value			Fair value
	30 June	30 June			hierarchy
Financial instrument	2022	2021	Valuation method	Significant inputs	of inputs
Financial assets
Non-derivative instruments
Investments in listed securities	480	466	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Investments in unlisted securities	13	8	Discounted cash flow

Forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices etc. Appropriate WACC for the region.

					Level 3
Long-term restricted cash	1 531	1 422	²	²	Level 1²
Long-term receivables	3 023	3 879	Discounted cash flow	Market related interest rates.	Level 3
Derivative instruments
Commodity and currency derivative assets	247	1 436	Forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows, numerical approximation	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices, crude oil prices	Level 2
Embedded derivative³	621	887	Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate	US PPI index, US labour index, US Dollar and ZAR treasury curves, Rand zero swap discount rate, interpolated EUR/ZAR forward rate	Level 3
Trade and other receivables	38 936	27 140	Discounted cash flow	Market related interest rates.	Level 3¹
Cash and cash equivalents	43 140	31 231	²	²	Level 1²
Financial liabilities
Non-derivative instruments
Listed long-term debt	71 667	72 226	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Unlisted long-term debt	26 824	34 274	Discounted cash flow	Market related interest rates	Level 3
Short-term debt and bank overdraft	255	303	Discounted cash flow	Market related interest rates	Level 3¹
Trade and other payables	39 873	23 289	Discounted cash flow	Market related interest rates	Level 3¹
Derivative instruments
Commodity and currency derivative liabilities	6 845	2 456	Forward rate interpolator model, discounted expected cash flows, numerical approximation	Forward exchange contracted rates, coal prices, market foreign exchange rates	Level 2
Interest rate swap	—	2 103	Discounted net cash flows, using a swap curve to infer the future floating cash flows	US$ Overnight Indexed Swap (OIS) curve, recovery probabilities	Level 2
Embedded derivatives³	282	514	Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate	US PPI, US labour index, US Dollar and ZAR treasury curves, Rand zero swap discount rate	Level 3

1The fair value of these instruments approximates their carrying value, due to their short-term nature.

2The carrying value of cash is considered to reflect its fair value.

3Relates to the US labour and inflation index and ZAR/EUR exchange rate embedded derivatives contained in the Secunda Synfuels Operations long-term gas supply agreements.

There were no transfers between levels for recurring fair value measurements during the year. There was no change in valuation techniques compared to the previous financial year.

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39.2	Fair value continued

Sensitivity analysis

Derivatives

The fair value of significant derivatives held for trading is impacted by a number of market observable variables at valuation date. The sensitivities provided below reflect the impact on fair value as a result of movements in the significant input variables utilised for valuation purposes:

								US$
								Libor
		Ethane price		Crude oil price		Rand/US$*		curve**
		+USD 2	-USD 2	+USD 2/	-USD 2/
30 JUNE 2022		c/gal	c/gal	bbl	bbl	+R1/US$	-R1/US$	-0,5%
Foreign exchange zero cost collars	Rm					(1 511)	1 511
Crude oil zero-cost collar	Rm			(672)	672

								US$
								Libor
		Ethane price		Crude oil price		Rand/US$*		curve**
		+USD 2	-USD 2	+USD 2/	-USD 2/
30 June 2021		c/gal	c/gal	bbl	bbl	+R1/US$	-R1/US$	-0,5%
Crude oil put options	Rm			(385)	385
Ethane swap options	Rm	14	(14)
Foreign exchange zero cost collars	Rm					(1 702)	1 702
Crude oil zero-cost collar	Rm			(382)	382
Interest rate swap	Rm							559
*

No gain or loss will be made if these derivatives are settled at a spot price between the cap and floor. The exchange rate would have to weaken by at least R1,78/US$, up to the cap of R18,06, before losses are incurred on the derivatives.

**	Sensitivities on the downward shift has been limited by the low US$ Libor at 30 June 2021.

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39.2	Fair value continued

Embedded derivatives

		US$/Rand Spot price		US$ Swap curve		Rand Swap curve
30 JUNE 2022		+R1/US$	-R1/US$	+0,1%	-0,1%	+1,0%	-1,0%
Synfuels oxygen supply contract embedded derivative	Rm	(513)	513	86	(87)	(786)	911

		US$/Rand Spot price		US$ Swap curve		Rand Swap curve
30 JUNE 2021		+R1/US$	-R1/US$	+0,1%	-0,1%	+1,0%	-1,0%
Synfuels oxygen supply contract embedded derivative	Rm	(601)	601	98	(99)	(825)	955

The fair value of the embedded derivative financial instrument contained in a long-term oxygen supply contract to our Secunda Operations is impacted by a number of observable and unobservable variables at valuation date. The sensitivities provided above reflect the impact on fair value as a result of movements in the significant input variables utilised for valuation purposes.

Accounting policies:

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The group uses derivative instruments to hedge its exposure to these risks.

All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement.

To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability.

Contracts to buy or sell non-financial items (e.g. gas or electricity) that were entered into and continue to be held for the purpose of the receipt of the non‑financial items in accordance with the group’s expected purchase or usage requirements are not accounted for as derivative financial instruments. Purchase commitments relating to these contracts are disclosed in note 3.

HEDGE ACCOUNTING

The group continues to apply the hedge accounting requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’.

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39	Financial risk management and financial instruments continued
39.2	Accounting policies continued

Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

ECONOMIC HEDGES

When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement.

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